HellerEhrman



05013511

December 16, 2005

Heller Ehrman (Hong Kong) Ltd.
海陸 (香港) 有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

22105.0001

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

Ladies and Gentlemen:

RECEIVED
DEC 2 2 2005
W.D.C. 213

SUPPL

PROCESSED
DEC 3 0 2005
THOMSON
FINANCIAL

SEC FILE NO. 82-4217

Re: PYI Corporation Limited
(formerly known as Paul Y. - ITC Construction Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of PYI Corporation Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding a major transaction in relation to proposed disposal of Paul Y. Centre, dated November 24, 2005, published (in English language) in The Standard and (the Chinese language) in Hong Kong Economic Times and Hong Kong Economic Journal, all on November 25, 2005;

(2) The Company's announcement regarding results of scrip dividend scheme with cash option in relation to the final dividend for the year ended March 31, 2005, dated October 6, 2005, published (in English language) in The Standard and (the Chinese language) in Hong Kong Economic Times, both on October 7, 2005;

(3)   The Company's announcement regarding change of company name, dated October 6, 2005, published (in English language) in The Standard and (the Chinese language) in Hong Kong Economic Times, both on October 7, 2005;

(4)   The Company's announcement pursuant to rule 13.09 of the listing rules and resumption of trading, dated September 29, 2005, published (in English language) in The Standard and (the Chinese language) in Hong Kong Economic Times, both on September 30, 2005;

(5)   The Company's announcement regarding scrip dividend scheme with cash option in relation to the final dividend for the year ended March 31, 2005, dated September 26, 2005, published (in English language) in The Standard and South China Morning Post and (the Chinese language) in Hong Kong Economic Times and Hong Kong Economic Journal, all on September 27, 2005;

(6)   The Company's circular regarding scrip dividend scheme with cash option in relation to the final dividend for the year ended March 31, 2005 , dated September 20, 2005; and

(7)   The Company's announcement regarding retirement of directors, change of authorised representative and change of name, dated September 8, 2005, published (in English language) in The Standard and (the Chinese language) in the Hong Kong Economic Times, both on September 9, 2005.

       The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

       We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. PYI Corporation Limited



PYI CORPORATION LIMITED

(FORMERLY KNOWN AS PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED)

(Incorporated in Bermuda with limited liability)

Stock code: 498

RESULTS OF SCRIP DIVIDEND SCHEME WITH CASH OPTION IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED 31ST MARCH, 2005

- Total Final Dividend payable: HK$20,380,131.54
- 879,621,546 Shares opted for Scrip Shares, i.e. 65% of Shareholders
- 8,865,284 Scrip Shares are to be issued
- 479,053,890 Shares opted for cash, i.e. 35% of Shareholders
- Total Final Dividend payable in cash: HK$7,185,807.32
- Enlarged issued share capital: 1,367,540,720 Shares
- Payment date: 14 October 2005
- First day of dealing in Scrip Shares: 17 October 2005

Reference is made to (i) the circular issued by PYI Corporation Limited (the "Company") dated 20 September 2005 (the "Circular") regarding the payment of a final dividend of HK$0.015 per Share for the year ended 31 March 2005 by way of the Scrip Shares with an option to elect cash payable to Shareholders whose names appeared on the register of members of the Company on 16 September 2005; and (ii) the announcement made by the Company on 26 September 2005 reminding Shareholders of the detail payment terms of the aforesaid final dividend. Terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise.

RESULTS OF SCRIP DIVIDEND SCHEME

The Board announces that as at 4:00 p.m. on 5 October 2005 (the "Closing Date", being the latest time and date for acceptance of the Cash Election Form), Cash Election Forms in respect of 479,053,890 Shares, representing approximately 35% of total issued share capital of the Company as at the Closing Date, had been received. In other words, out of the total Final Dividend of HK$20,380,131.54 payable by the Company, HK$7,185,807.32 will be satisfied in cash.

Shareholders in respect of 879,621,546 Shares, representing approximately 65% of total issued share capital of the Company as at the Closing Date, have elected to and will receive the Final Dividend by way of Scrip Shares. Based on the scrip price of HK$1.4883 (being the Average Closing Price less a discount of five per cent), a total of 8,865,284 Scrip Shares will be issued by the Company under the Scrip Dividend Scheme, representing approximately 0.65% of the existing issued share capital of the Company as well as the enlarged issued share capital of the Company upon issue of these Scrip Shares. Immediately following the issue of the said 8,865,284 Scrip Shares on 14 October 2005, the Company will have a total of 1,367,540,720 Shares in issue.

Certificates in respect of the Scrip Shares and cheques in respect of the cash dividends are expected to be sent to shareholders by post at their risk on or around 14 October 2005.

Dealings in the Scrip Shares are expected to commence on 17 October 2005.

GENERAL

As at the date of this announcement, the following are the directors of the Company:

Dr. Chow Ming Kuen, Joseph	:	*Chairman (Independent Non-Executive)*
Mr. Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 6 October 2005



PYI CORPORATION LIMITED
保華集團有限公司 *
（前稱 PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED 保華德祥建築集團有限公司 *）
（於百慕達註冊成立之有限公司）
股份代號：498

與截至二零零五年三月三十一日止年度
末期股息有關
之以股代息計劃（附收取現金之選擇權）結果

- 將予派付末期股息總額：20,380,131.54港元
- 879,621,546 股股份已選取代息股份，即為股東之65%
- 8,865,284股代息股份將予發行
- 479,053,890 股股份已選取現金，即為股東之35%
- 將以現金派付之末期股息總額：7,185,807.32港元
- 擴大後已發行股本：1,367,540,720股股份
- 派付日期：二零零五年十月十四日
- 首日買賣代息股份：二零零五年十月十七日

謹此提述(i)保華集團有限公司（「本公司」）就以代息股份方式（附收取現金之選擇權）派發截至二零零五年三月三十一日止年度之每股0.015港元末期股息予二零零五年九月十六日名列本公司股東名冊之股東，而於二零零五年九月二十日刊發之通函（「該通函」）；及(ii)本公司為提請股東留意上述末期股息之派付詳情，而於二零零五年九月二十六日所刊發之公佈。除非文義另有所指，否則本公佈所用詞彙與該通函所用者具備相同涵義。

以股代息計劃結果
董事局宣佈於二零零五年十月五日下午四時（「截止日期」，即接納現金選擇表格之最後日期及時間），已接獲涉及479,053,890股股份（佔本公司於截止日期之已發行股本總數約35%）之現金選擇表格。換言之，由本公司將予派付20,380,131.54港元之末期股息總額中，將有7,185,807.32港元以現金派付。

涉及879,621,546股股份（佔本公司於截止日期之已發行股本總數約65%）之股東已選擇並將收取代息股份作為末期股息。按1.4883港元（即平均收市價減以百分之五之折讓）之代息價，本公司將根據以股代息計劃發行合共8,865,284股代息股份，佔本公司之現有已發行股本以及本公司經發行該等代息股份之擴大後已發行股本約0.65%。緊隨於二零零五年十月十四日所發行之上述8,865,284股代息股份後，本公司將有合共1,367,540,720股已發行股份。

代息股份股票及現金股息支票預期於二零零五年十月十四日或左右以郵遞方式寄予各股東，如有郵誤，概由股東負責。

預期代息股份將於二零零五年十月十七日開始買賣。

一般資料
於本公佈發表日期，下述人士為本公司董事：

周明權博士	：	主席（獨立非執行）
劉高原先生	：	副主席兼董事總經理
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港，二零零五年十月六日

* 僅供識別



PYI CORPORATION LIMITED
(FORMERLY KNOWN AS PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED)
(Incorporated in Bermuda with limited liability)
Stock code: 498

CHANGE OF COMPANY NAME

- Official change of name to **"PYI Corporation Limited"**
  - effective in Bermuda from 13 September 2005
  - effective in Hong Kong from 3 October 2005
- New stock short name: **PYI CORP** (保華集團), effective from 14 October 2005
- Free exchange of new share certificates: from 17 October 2005 to 16 November 2005

EFFECTIVE DATE OF CHANGE OF COMPANY NAME

Reference is made to (i) the circular issued PYI Corporation Limited (the "Company") by the Company on 29 July 2005 (the "Circular") regarding, inter alia, the proposed change of the Company's name from "Paul Y. – ITC Construction Holdings Limited" to "PYI Corporation Limited" and the adoption of the Chinese name "保華集團有限公司" instead of "保華德祥建築集團有限公司" for identification purpose; and (ii) the announcement made by the Company on 8 September 2005 regarding the passing of resolution by the shareholders of the Company at the annual general meeting held on 8 September 2005 approving the said proposed name change by the Company. Terms used in this announcement shall have the same meanings as those defined in the Circular unless the context requires otherwise.

The Board is pleased to announce that, upon the Company completing all the necessary filings with the Registrar of Companies of Bermuda, on 23 September 2005 the Company received the Certificate of Incorporation on Change of Name issued by the Registrar of Companies of Bermuda dated 19 September 2005 stating that the Company has changed its name and was registered as PYI Corporation Limited on 13 September 2005. The change of the Company's name from "Paul Y. – ITC Construction Holdings Limited" to "PYI Corporation Limited", and the adoption of the Chinese name "保華集團有限公司" instead of "保華德祥建築集團有限公司" for identification purpose, therefore took effect on 13 September 2005.

On 5 October 2005, the Company also received the Certificate of Registration of Change of Name of Oversea Company issued by the Registrar of Companies, Hong Kong dated 3 October 2005 confirming that the Company is now registered under the name of "PYI Corporation Limited" in Hong Kong under Part XI of the Companies Ordinance.

The English and Chinese stock short name of the Company will be changed from PAUL Y – ITC (保華德祥) to PYI CORP (保華集團) with effect from 14 October 2005.

ARRANGEMENTS FOR EXCHANGE OF NEW SHARE CERTIFICATES

The change of the Company's name will not affect any rights of the Shareholders of the Company. The existing share certificates (in light blue colour) of the Company under the name of "Paul Y. – ITC Construction Holdings Limited" will continue to be valid legal evidence of title in respect of the same number of Shares in the new name of the Company. Shareholders may exchange certificates bearing the new name of the Company (in light green colour) at the branch share registrars of the Company, Secretaries Limited of G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong free of charge for the one month period commencing on 17 October 2005 and ending on 16 November 2005 (both dates inclusive).

GENERAL

As at the date of this announcement, the following are the directors of the Company:

Dr. Chow Ming Kuen, Joseph	:	*Chairman (Independent Non-Executive)*
Mr. Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 6 October 2005

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PYI CORPORATION LIMITED
保 華 集 團 有 限 公 司 *

（前稱PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED保華德祥建築集團有限公司*）

（於百慕達註冊成立之有限公司）

股份代號：498

更 改 公 司 名 稱

- 正式更改名稱為「**PYI Corporation Limited**」
  - 百慕達由二零零五年九月十三日起生效
  - 香港由二零零五年十月三日起生效
- 新股份簡稱：**PYI CORP**（保華集團），由二零零五年十月十四日起生效
- 免費換領新股票：由二零零五年十月十七日至二零零五年十一月十六日

更改公司名稱之生效日期

茲提述(i)保華集團有限公司（「本公司」）就（其中）建議將本公司名稱由「Paul Y. - ITC Construction Holdings Limited」更改為「PYI Corporation Limited」及採納「保華集團有限公司」代替「保華德祥建築集團有限公司」為以資識別之中文名稱，而於二零零五年七月二十九日所刊發之通函（「該通函」）；及(ii)本公司就二零零五年九月八日舉行之股東週年大會上由本公司股東批准（其中）上述建議名稱更改所通過之決議案，而於二零零五年九月八日所刊發之公佈。除文義另有所指外，本公佈所採用之詞彙與該通函所界定者具備相同涵義。

董事局欣然宣佈，經本公司向百慕達公司註冊處完成所有必要之文件歸檔後，於二零零五年九月二十三日，本公司接獲由百慕達公司註冊處處長於二零零五年九月十九日所簽發之公司更改名稱註冊證書，列明本公司於二零零五年九月十三日已更改並獲登記其名稱為 PYI Corporation Limited。故此，本公司名稱由「Paul Y. - ITC Construction Holdings Limited」更改為「PYI Corporation Limited」及採納「保華集團有限公司」代替「保華德祥建築集團有限公司」為以資識別之中文名稱，已於二零零五年九月十三日起生效。

於二零零五年十月五日，本公司亦接獲由香港公司註冊處處長於二零零五年十月三日所簽發之海外公司更改名稱登記證明書，確認本公司根據香港公司條例第XI部現時在香港之登記名稱為「PYI Corporation Limited」。

本公司之英文及中文股份簡稱由PAUL Y - ITC（保華德祥）更改為PYI CORP（保華集團），將自二零零五年十月十四日起開始生效。

換領新股票之安排

本公司名稱之更改將不會影響本公司股東之任何權利。印有「Paul Y. - ITC Construction Holdings Limited」名稱之本公司現有（淺藍色）股票將繼續作為相同數目之本公司新名稱股份股票之有效法定憑證。股東可由二零零五年十月十七日起開始，直至二零零五年十一月十六日止之一個月期間（包括首尾兩天），到位於香港灣仔告士打道56號東亞銀行港灣中心地下之本公司股份過戶登記分處秘書商業服務有限公司，免費換領印有本公司新名稱之（淺綠色）股票。

一般事項

於本公佈發表日期，下述人士為本公司董事：
周明權博士：主席（獨立非執行）
劉高原先生：副主席兼董事總經理
陳國強博士：非執行董事
郭少強先生：獨立非執行董事
陳樹堅先生：獨立非執行董事

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港，二零零五年十月六日

* 僅資識別



PYI CORPORATION LIMITED
(FORMERLY KNOWN AS PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED)
(Incorporated in Bermuda with limited liability)
(Stock code: 498)

ANNOUNCEMENT
PURSUANT TO RULE 13.09 OF THE LISTING RULES
AND
RESUMPTION OF TRADING

> The Company was informed by ITC that a wholly-owned subsidiary of ITC had agreed to dispose of an aggregate of 150 million shares in the Company to more than six independent third parties at a price of HK$1.5 per share.
>
> At the request of the Company, trading in the Company's securities was suspended at 9:30 a.m. on 29 September 2005 pending the release of this announcement. Application has been made to the Stock Exchange to resume trading in the securities in the Company with effect from 9:30 a.m. on 30 September 2005.

Pursuant to rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the board of directors (the "Board") of PYI Corporation Limited (the "Company") announces that it was informed by ITC Corporation Limited ("ITC") that a wholly-owned subsidiary of ITC had agreed to dispose of, through Macquarie Securities Limited as placing agent, an aggregate of 150 million shares in the Company to more than six independent third parties (including international institutional investors) at a price of HK$1.5 per share (the "Placement"). Following the Placement, ITC's interest in the Company will be reduced from approximately 49.96% to approximately 38.92%. The Placement will be settled and completed on or before 4 October 2005.

The Board welcomes the Placement which will significantly enhance its public float by over 10% as well as broaden its shareholder base with more diversified investors including international institutional investors.

At the request of the Company, trading in the Company's securities was suspended at 9:30 a.m. on 29 September 2005 pending the release of this announcement. Application has been made to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") to resume trading in the securities in the Company with effect from 9:30 a.m. on 30 September 2005.

As at the date of this announcement, the following are the directors of the Company:

Dr. Chow Ming Kuen, Joseph	:	*Chairman (Independent Non-Executive)*
Mr. Lau Ko Yuen, Tom	:	*Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	:	*Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	:	*Independent Non-Executive Director*
Mr. Chan Shu Kin	:	*Independent Non-Executive Director*

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 29 September 2005



PYI CORPORATION LIMITED
保華集團有限公司 *

(FORMERLY KNOWN AS PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED)
（前稱保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）
（股份代號：498）

根據上市規則第13.09條發表之公佈
及
恢復買賣

本公司獲德祥企業通知，德祥企業之全資附屬公司已同意按每股1.5港元之價格出售合共150,000,000股本公司股份予超過六名獨立第三方。

應本公司之要求，本公司證券於二零零五年九月二十九日上午九時三十分起暫停買賣，以待發表本公佈。本公司已向聯交所申請於二零零五年九月三十日上午九時三十分恢復本公司證券之買賣。

根據香港聯合交易所有限公司證券上市規則第13.09條，保華集團有限公司（「本公司」）之董事局（「董事局」）宣佈，獲德祥企業集團有限公司（「德祥企業」）通知，德祥企業之全資附屬公司已同意透過麥格理證券股份有限公司（作為配售代理）按每股1.5港元之價格出售合共150,000,000股本公司股份予超過六名獨立第三方（包括國際機構投資者）（「配售事項」）。於配售事項後，德祥企業於本公司之權益將由約49.96%減至約38.92%。配售事項將於二零零五年十月四日或之前結算及完成。

董事局對配售事項表示歡迎，因配售事項將大幅增加本公司之公眾持股量逾10%，並擴闊其股東基礎，加入更多元化之投資者，包括國際機構投資者。

應本公司之要求，本公司證券於二零零五年九月二十九日上午九時三十分起暫停買賣，以待發表本公佈。本公司已向香港聯合交易所有限公司（「聯交所」）申請於二零零五年九月三十日上午九時三十分恢復本公司證券之買賣。

於本公佈發表日期，下述人士為本公司董事：

周明權博士	：	主席（獨立非執行董事）
劉高原先生	：	副主席兼董事總經理
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港，二零零五年九月二十九日

* 僅供識別



PYI CORPORATION LIMITED

(FORMERLY KNOWN AS PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED)

(Incorporated in Bermuda with limited liability)

(Stock code: 498)

SCRIP DIVIDEND SCHEME WITH CASH OPTION IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED 31ST MARCH, 2005

Copies of the Circular giving full details of the Scrip Dividend Scheme together with the Cash Election Form have been despatched to Shareholders on 20 September 2005.

The entitlements of Shareholders who elect to receive Scrip Shares under the Scrip Dividend Scheme will be determined based on the price of **HK$1.4883** (being the Average Closing Price less a discount of five per cent).

For Shareholders who wish to receive cash in lieu of Scrip Shares whether in whole or in part, they are reminded to complete and return the Cash Election Form **no later than 4:00 p.m. on Wednesday, 5 October 2005.**

Certificates in respect of the Scrip Shares and cheques in respect of the cash dividends are expected to be sent to Shareholders by post at their risk on or around 14 October 2005.

Dealings in the Scrip Shares are expected to commence on 17 October 2005.

Reference is made to the circular dated 20 September 2005 issued by the Company regarding payment of the final dividend of HK$0.015 per Share for the year ended 31 March 2005 to Shareholders whose names appeared on the register of members of the Company on 16 September 2005 by way of Scrip Shares with an option to elect cash. Terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise.

Copies of the Circular giving full details of the Scrip Dividend Scheme have been despatched to Shareholders on 20 September 2005 together with the Cash Election Form.

PARTICULARS OF THE SCRIP DIVIDEND SCHEME

Shareholders are reminded of the following particulars of the Scrip Dividend Scheme:

The average closing price of Shares on the Stock Exchange for the three consecutive trading days ended 16 September 2005 was approximately HK$1.5667. Thus, the entitlements of Shareholders who elect to receive Scrip Shares under the Scrip Dividend Scheme will be determined based on the price of HK$1.4883 (being the Average Closing Price less a discount of five per cent).

The number of Scrip Shares to be issued to each Shareholder will be rounded down to the nearest whole number. Fractional entitlements to Scrip Shares will not be allotted and the benefit thereof will accrue to the Company.

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Scrip Shares. Application will be made to the Stock Exchange for listing of, and permission to deal in, the Scrip Shares.

Shareholders who wish to receive cash in lieu of Scrip Shares, whether in whole or in part, should complete and sign the Cash Election Form in accordance with the instructions printed thereon and return it to the Company's Hong Kong branch share registrars, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong **no later than 4:00 p.m. on Wednesday, 5 October 2005.**

If Shareholders do not complete and return the Cash Election Form before the time stated above, they will receive the whole of the Final Dividend in Scrip Shares.

Certificates in respect of the Scrip Shares and cheques in respect of the cash dividends are expected to be sent to Shareholders by post at their risk on or around 14 October 2005.

Dealings in the Scrip Shares are expected to commence on 17 October 2005.

GENERAL

As at the date of this announcement, the following are the directors of the Company:

Dr. Chow Ming Kuen, Joseph	: *Chairman (Independent Non-Executive)*
Mr. Lau Ko Yuen, Tom	: *Deputy Chairman and Managing Director*
Dr. Chan Kwok Keung, Charles	: *Non-Executive Director*
Mr. Kwok Shiu Keung, Ernest	: *Independent Non-Executive Director*
Mr. Chan Shu Kin	: *Independent Non-Executive Director*

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 26 September 2005.



PYI CORPORATION LIMITED

(FORMERLY KNOWN AS PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED)

(Incorporated in Bermuda with limited liability)

(Stock code: 498)

SCRIP DIVIDEND SCHEME WITH CASH OPTION IN RELATION TO THE FINAL DIVIDEND FOR THE YEAR ENDED 31ST MARCH, 2005

Copies of the Circular giving full details of the Scrip Dividend Scheme together with the Cash Election Form have been despatched to Shareholders on 20 September 2005.

The entitlements of Shareholders who elect to receive Scrip Shares under the Scrip Dividend Scheme will be determined based on the price of HK$1.4883 (being the Average Closing Price less a discount of five per cent).

For Shareholders who wish to receive cash in lieu of Scrip Shares whether in whole or in part, they are reminded to complete and return the Cash Election Form no later than 4:00 p.m. on Wednesday, 5 October 2005.

Certificates in respect of the Scrip Shares and cheques in respect of the cash dividends are expected to be sent to Shareholders by post at their risk on or around 14 October 2005.

Dealings in the Scrip Shares are expected to commence on 17 October 2005.

Reference is made to the circular dated 20 September 2005 issued by the Company regarding payment of the final dividend of HK$0.015 per Share for the year ended 31 March 2005 to Shareholders whose names appeared on the register of members of the Company on 16 September 2005 by way of Scrip Shares with an option to elect cash. Terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise.

Copies of the Circular giving full details of the Scrip Dividend Scheme have been despatched to Shareholders on 20 September 2005 together with the Cash Election Form.

PARTICULARS OF THE SCRIP DIVIDEND SCHEME

Shareholders are reminded of the following particulars of the Scrip Dividend Scheme:

The average closing price of Shares on the Stock Exchange for the three consecutive trading days ended 16 September 2005 was approximately HK$1.5667. Thus, the entitlements of Shareholders who elect to receive Scrip Shares under the Scrip Dividend Scheme will be determined based on the price of HK$1.4883 (being the Average Closing Price less a discount of five per cent).

The number of Scrip Shares to be issued to each Shareholder will be rounded down to the nearest whole number. Fractional entitlements to Scrip Shares will not be allotted and the benefit thereof will accrue to the Company.

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Scrip Shares. Application will be made to the Stock Exchange for listing of, and permission to deal in, the Scrip Shares.

Shareholders who wish to receive cash in lieu of Scrip Shares, whether in whole or in part, should complete and sign the Cash Election Form in accordance with the instructions printed thereon and return it to the Company's Hong Kong branch share registrars, Secretaries Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong no later than 4:00 p.m. on Wednesday, 5 October 2005.

If Shareholders do not complete and return the Cash Election Form before the time stated above, they will receive the whole of the Final Dividend in Scrip Shares.

Certificates in respect of the Scrip Shares and cheques in respect of the cash dividends are expected to be sent to Shareholders by post at their risk on or around 14 October 2005.

Dealings in the Scrip Shares are expected to commence on 17 October 2005.

GENERAL

As at the date of this announcement, the following are the directors of the Company:

Dr. Chow Ming Kuen, Joseph : Chairman *(Independent Non-Executive)*
Mr. Lau Ko Yuen, Tom : Deputy Chairman and Managing Director
Dr. Chan Kwok Keung, Charles : Non-Executive Director
Mr. Kwok Shiu Keung, Ernest : Independent Non-Executive Director
Mr. Chan Shu Kin : Independent Non-Executive Director

By Order of the Board
PYI Corporation Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 26 September 2005.



PYI CORPORATION LIMITED
保華集團有限公司 *
(FORMERLY KNOWN AS PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED)
（前稱保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）
（股份代號：498）

與截至二零零五年三月三十一日止年度
末期股息有關
之以股代息計劃（附收取現金之選擇權）

載有以股代息計劃詳情之通函連同現金選擇表格已於二零零五年九月二十日寄發予股東。

股東根據以股代息計劃應得之代息股份將按市值1.4883港元計算（即平均收市價減以百分之五之折讓）。

如欲選擇全部或部份收取現金以代替代息股份之股東，務必將現金選擇表格填妥，並最遲於二零零五年十月五日下午四時交回。

代息股份股票及現金股息支票預期於二零零五年十月十四日或左右以郵遞方式寄予各股東，如有郵誤，概由股東負責。

預期代息股份將於二零零五年十月十七日開始買賣。

謹此提述本公司就以代息股份方式（附收取現金之選擇權）派發截至二零零五年三月三十一日止年度之每股0.015港元末期股息予二零零五年九月十六日名列本公司股東名冊之股東，而於二零零五年九月二十日刊發之通函。除非文義另有所指，否則本公佈所用詞彙與通函所用者具備相同涵義。

載有以股代息計劃詳情之通函連同現金選擇表格已於二零零五年九月二十日寄發予股東。

以股代息計劃詳情
股東敬請留意下述以股代息計劃詳情：

截至二零零五年九月十六日止連續三個交易日每股股份在聯交所之平均收市價約為1.5667港元，因此，股東根據以股代息計劃應得之代息股份將按市值1.4883港元計算（即平均收市價減以百分之五之折讓）。

每名股東獲發行之代息股份數目將向下計至最接近之整數。零碎之代息股份將不予配發，而有關利益撥歸本公司所有。

以股代息計劃之條件為聯交所上市委員會批准代息股份上市買賣。本公司將向聯交所申請批准代息股份上市買賣。

如欲選擇全部或部份收取現金以代替代息股份之股東，應按現金選擇表格上之指示填妥表格，並最遲於二零零五年十月五日下午四時送達本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

倘股東未能於上述限期前填妥及交回現金選擇表格，彼等將全數收取代息股份作為末期股息。

代息股份股票及現金股息支票預期於二零零五年十月十四日或左右以郵遞方式寄予各股東，如有郵誤，概由股東負責。

預期代息股份將於二零零五年十月十七日開始買賣。

一般資料
於本公佈發表日期，下述人士為本公司董事：

周明權博士　：　主席（獨立非執行）
劉高原先生　：　副主席兼董事總經理
陳國強博士　：　非執行董事
郭少強先生　：　獨立非執行董事
陳樹堅先生　：　獨立非執行董事

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港：二零零五年九月二十六日

* 僅供識別



PYI CORPORATION LIMITED
保華集團有限公司 *

(FORMERLY KNOWN AS PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED)

(前稱保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：498)

與截至二零零五年三月三十一日止年度
末期股息有關
之以股代息計劃(附收取現金之選擇權)

載有以股代息計劃詳情之通函連同現金選擇表格已於二零零五年九月二十日寄發予股東。

股東根據以股代息計劃應得之代息股份將按市值1.4883港元計算(即平均收市價減以百分之五之折讓)。

如欲選擇全部或部份收取現金以代替代息股份之股東，務必將現金選擇表格填妥，並最遲於二零零五年十月五日下午四時交回。

代息股份股票及現金股息支票預期於二零零五年十月十四日或左右以郵遞方式寄予各股東，如有郵誤，概由股東負責。

預期代息股份將於二零零五年十月十七日開始買賣。

謹此提述本公司就以代息股份方式(附收取現金之選擇權)派發截至二零零五年三月三十一日止年度之每股0.015港元末期股息予二零零五年九月十六日名列本公司股東名冊之股東，而於二零零五年九月二十日刊發之通函。除非文義另有所指，否則本公佈所用詞彙與通函所用者具備相同涵義。

載有以股代息計劃詳情之通函連同現金選擇表格已於二零零五年九月二十日寄發予股東。

以股代息計劃詳情
股東敬請留意下述以股代息計劃詳情：

截至二零零五年九月十六日止連續三個交易日每股股份在聯交所之平均收市價約為1.5667港元，因此，股東根據以股代息計劃應得之代息股份將按市值1.4883港元計算(即平均收市價減以百分之五之折讓)。

每名股東獲發行之代息股份數目將向下計至最接近之整數。零碎之代息股份將不予配發，而有關利益撥歸本公司所有。

以股代息計劃之條件為聯交所上市委員會批准代息股份上市買賣。本公司將向聯交所申請批准代息股份上市買賣。

如欲選擇全部或部份收取現金以代替代息股份之股東，應按現金選擇表格上之指示填妥表格，並最遲於二零零五年十月五日下午四時送達本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

倘股東未能於上述限期前填妥及交回現金選擇表格，彼等將全數收取代息股份作為末期股息。

代息股份股票及現金股息支票預期於二零零五年十月十四日或左右以郵遞方式寄予各股東，如有郵誤，概由股東負責。

預期代息股份將於二零零五年十月十七日開始買賣。

一般資料
於本公佈發表日期，下述人士為本公司董事：

周明權博士	：	主席(獨立非執行)
劉高原先生	：	副主席兼董事總經理
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事

承董事局命
保華集團有限公司
公司秘書
黃麗堅

香港，二零零五年九月二十六日

* 僅供識別



THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PYI Corporation Limited (formerly known as Paul Y. - ITC Construction Holdings Limited) (the "Company"), you should at once hand this document to the purchaser or the transferee or to the bank manager, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

PYI

PYI CORPORATION LIMITED

(FORMERLY KNOWN AS PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED)

(Incorporated in Bermuda with limited liability)

(Stock Code: 498)

Independent Non-executive Directors:
Chow Ming Kuen, Joseph OBE, JP *(Chairman)*
Kwok Shiu Keung, Ernest
Chan Shu Kin

Executive Director:
Lau Ko Yuen, Tom *(Deputy Chairman & Managing Director)*

Non-executive Director:
Chan Kwok Keung, Charles

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

20th September, 2005

To the shareholders of the Company

Dear Sir or Madam,

Scrip Dividend Scheme with Cash Option in relation to the Final Dividend for the Year Ended 31st March, 2005

On 22nd July, 2005, it was announced that the board of directors of the Company recommended the payment of a final dividend of HK$0.015 per share of HK$0.10 each in the capital of the Company ("Share") for the year ended 31st March, 2005, such final dividend to be satisfied by way of a scrip dividend of Shares ("Scrip Shares") with an option to elect cash, payable to shareholders of the Company ("Shareholders") whose names appear on the register of members of the Company as at the close of business on 16th September, 2005 ("Scrip Dividend Scheme"). The final dividend was approved at the annual general meeting of the Company held on 8th September, 2005. The register of members of the Company has been closed from 14th September, 2005 to 16th September, 2005, both dates inclusive, during which period no transfers of shares would be effected. In order to qualify for the final dividend, all transfers of shares together with the relevant share certificates must have been lodged with the Company's share registrars in Hong Kong, Secretaries Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on 13th September, 2005.

Particulars of the Scrip Dividend Scheme

Under the Scrip Dividend Scheme, each Shareholder has the choice of receiving:

(a) an allotment of Scrip Shares credited as fully paid and having an aggregate market value (as determined below), save for adjustment for fractions, equal to the total amount of final dividend which such Shareholder could elect to receive in cash; or

(b) HK$0.015 in cash for each existing Share held on 16th September, 2005; or

(c) a combination of partly in (a) and partly in (b) above.

As stated in the announcement of 22nd July, 2005, for the purpose of calculating the number of Scrip Shares to be allotted, the market value of Scrip Shares will be fixed by reference to the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the three consecutive trading days ended 16th September, 2005 less a discount of five per cent. of such average price or the par value of Shares, whichever is the higher.

Since the average closing price of Shares on the Stock Exchange for the three consecutive trading days ended 16th September, 2005 was approximately HK$1.5667 ("Average Closing Price"), the entitlements of Shareholders who elect to receive Scrip Shares under the Scrip Dividend Scheme shall be determined based on the price of HK$1.4883 (which is



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(To be renamed as PYI CORPORATION LIMITED)

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

RETIREMENT OF DIRECTORS
CHANGE OF AUTHORISED REPRESENTATIVE
AND
CHANGE OF NAME

At the annual general meeting of the Company held today:
- Mr. Chan Fut Yan, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit and Mr. Cheung Ting Kau, Vincent retired as Directors by rotation; and
- the special resolution for approving the proposed change of the Company's name to "PYI Corporation Limited" and the adoption of the Chinese name "保華集團有限公司" for identification purpose was duly passed by the Shareholders.

Consequential upon her retirement as an executive Director, Ms. Chau Mei Wah, Rosanna ceased to be an authorised representative of the Company under rule 3.05 of the Listing Rules and for accepting service of process and notices on behalf of the Company under Part XI of the Companies Ordinance with effect from 8 September 2005; and Ms. Wong Lai Kin, Elsa, Company Secretary, has been appointed as authorised representative in place of Ms. Chau for both the aforesaid purposes.

RETIREMENT OF DIRECTORS
The board (the "Board") of directors (the "Directors") of Paul Y. - ITC Construction Holdings Limited (the "Company") announces that at the annual general meeting of the Company held today, the following Directors retired by rotation in accordance with bye-laws 87(1) and 87(2) of the Company's bye-laws:

- Mr. Chan Fut Yan, executive Director
- Ms. Chau Mei Wah, Rosanna, executive Director
- Mr. Cheung Hon Kit, executive Director
- Mr. Cheung Ting Kau, Vincent, non-executive Director

As stated in previous announcements of the Company, each of these retiring Directors had prior to the aforesaid annual general meeting informed the Board of their respective intention not to seek, and would not offer themselves for, re-election thereat. The decisions of these retiring Directors were due to personal reasons, and each of them has confirmed to the Board that there is no disagreement with the Board or any matter relating to their respective retirement that will need to be brought to the attention of the shareholders of the Company (the "Shareholders").

CHANGE OF AUTHORISED REPRESENTATIVE
Consequential upon her retirement as an executive Director, Ms. Chau Mei Wah, Rosanna ceased to be an authorised representative of the Company under rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and for accepting service of process and notices on behalf of the Company under Part XI of the Companies Ordinance with effect from 8 September 2005; and Ms. Wong Lai Kin, Elsa, Secretary of the Company, has been appointed as authorised representative in place of Ms. Chau for both the aforesaid purposes.

CHANGE OF NAME
Also at the annual general meeting of the Company held today, the special resolution for approving the proposed change of the Company's name to "PYI Corporation Limited" and the adoption of the Chinese name "保華企業集團有限公司" for identification purpose was duly passed by the Shareholders.

The Company is lodging the necessary filing with the Companies Registrar of Bermuda for the proposed change of name. The change of name will take effect on the date the Certificate of Incorporation on Change of Name is issued by the Companies Registrar of Bermuda, which the Company expects to receive within seven (7) business days from the date of filing. Further announcement on, inter alia, arrangements for free exchange of new shares certificates bearing the Company's new name will be made by the Company when the proposed change of name takes effect.

APPRECIATION
The Board would like to express its appreciation and thanks to the retiring Directors, namely Mr. Chan Fut Yan, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit and Mr. Cheung Ting Kau, Vincent and for all their valuable contribution to the Company throughout the past years.

GENERAL
As at the date of this announcement, the following Directors comprise the Board:

Dr. Chow Ming Kuen, Joseph	:	Chairman (Independent Non-Executive)
Mr. Lau Ko Yuen, Tom	:	Deputy Chairman and Managing Director
Dr. Chan Kwok Keung, Charles	:	Non-Executive Director
Mr. Kwok Shiu Keung, Ernest	:	Independent Non-Executive Director
Mr. Chan Shu Kin	:	Independent Non-Executive Director

By Order of the Board
Paul Y. – ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 8 September 2005.



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

保 華 德 祥 建 築 集 團 有 限 公 司 *

(將易名為PYI CORPORATION LIMITED 保華集團有限公司 *)

(於百慕達註冊成立之有限公司)

(股份代號：498)

董事退任
更換授權代表
及
更改名稱

於今天舉行之本公司股東週年大會上：
- 陳佛恩先生、周美華女士、張漢傑先生、張定球先生已輪席退任董事；及
- 就批准建議更改本公司名稱為「PYI Corporation Limited」及採納中文名稱「保華集團有限公司」作識別用途之特別決議案已獲股東正式通過。

隨着周美華女士退任執行董事一職，彼由二零零五年九月八日起便不再為本公司上市規則第3.05條及公司條例第XI部代表本公司接受法律程序文件與通知書之授權代表；而公司秘書黃麗堅女士已取代周女士獲委任為上述兩項規定之授權代表。

董事退任

保華德祥建築集團有限公司（「本公司」）董事局（「董事局」）宣佈於今天舉行之本公司股東週年大會上，下列董事根據本公司之公司細則第87(1)及87(2)條已輪席退任：

- 執行董事陳佛恩先生
- 執行董事周美華女士
- 執行董事張漢傑先生
- 非執行董事張定球先生

誠如本公司之前公佈所述，每位該等退任董事在上述股東週年大會前已通知董事局，表明彼等無意尋求且不會在此會上膺選連任。該等退任董事乃因私人理由而作出此等決定，而每位該等退任董事已向董事局確認，彼等與董事局並無任何爭拗，亦無任何與彼等各自退任有關之事宜須知會本公司之股東（「股東」）。

更換授權代表

隨着周美華女士退任執行董事一職，彼由二零零五年九月八日起便不再為本公司香港聯合交易所有限公司證券上市規則（「上市規則」）第3.05條及公司條例第XI部代表本公司接受法律程序文件與通知書之授權代表；而公司秘書黃麗堅女士已取代周女士獲委任為上述兩項規定之授權代表。

更改名稱

於今天舉行之本公司股東週年大會上，就批准建議更改本公司名稱為「PYI Corporation Limited」及採納中文名稱「保華集團有限公司」作識別用途之特別決議案亦已獲股東正式通過。

本公司正就更改名稱向百慕達公司註冊處提交必要之文件歸檔。更改名稱將在百慕達公司註冊處發出公司更改名稱註冊證書之日期起生效，本公司預計在提交歸檔之日起七(7)個營業日內收取有關證書。在建議名稱更改生效時，本公司將就（其中）免費換領印有本公司新名稱之新股票的安排另行作出公佈。

致謝

董事局謹此向退任董事陳佛恩先生、周美華女士、張漢傑先生及張定球先生在多年來一直對本公司所作出之一切寶貴貢獻致以謝意。

一般資料

於本公佈發表日期，董事局由下列董事組成：

周明權博士	：	主席（獨立非執行）
劉高原先生	：	副主席兼董事總經理
陳國強博士	：	非執行董事
郭少強先生	：	獨立非執行董事
陳樹堅先生	：	獨立非執行董事

承董事局命
保華德祥建築集團有限公司
公司秘書
黃麗堅

香港，二零零五年九月八日

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly (Page 1)
disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PYI CORPORATION LIMITED

(Incorporated in Bermuda with limited liability)
Stock code: 498

MAJOR TRANSACTION
Proposed disposal of Paul Y. Centre

PROPOSED DISPOSAL

On 23 November 2005, PYI entered into a conditional agreement for the disposal of its 100% interest in Paul Y. Centre (through disposing 100% of the PYI subsidiaries owning Paul Y. Centre) at an agreed gross value of HK$780 million. Such agreed value is derived from a yield rate of 6.28% based on the rental income of approximately HK$49 million for the year ended 31 March 2005. A deposit of HK$78 million has been paid by the Purchaser upon signing of the agreement.

The Purchaser is a joint venture company effectively owned by Lehman Brothers as to 50%, Capital Strategic as to 25% and Paul Y. Engineering as to 25%.

It is part and parcel of the disposal that (i) PYI accepts a deferred payment of HK$117 million and (ii) the Seller provides a rental guarantee of HK$48 million per annum for a total of 3 years.

The disposal is in line with the Group's business strategy to focus on port and infrastructure development in China. It also represents a good opportunity for PYI to realize its investment at a reasonable price. The net proceeds from the disposal will be retained for future port and infrastructure investment of the Group.

The disposal constitutes a major transaction of PYI and is subject to Shareholders' approval at a special general meeting to be convened. A circular containing details of the disposal together with a SGM notice will be despatched to Shareholders as soon as practicable.

WARNINGS OF THE RISKS OF DEALING IN THE SHARES
Shareholders and potential investors of the Company should note that Completion, which is subject to a number of conditions, may or may not take place. Shareholders and potential investors of PYI are advised to exercise caution when dealing in the Shares.

SUSPENSION AND RESUMPTION OF TRADING
At the request of PYI, trading in the Shares on the Stock Exchange has been suspended with effect from 9:30 a.m. on 24 November 2005 pending the release of this announcement. Application has been made by PYI to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 25 November 2005.

PROPOSED DISPOSAL

On 23 November 2005, the Seller and the Purchaser entered into the S&P Agreement pursuant to which the Seller conditionally agreed to sell and the Purchaser conditionally agreed to purchase (i) the Sale Share, representing the entire issued share capital of Linkport; and (ii) the Remaining Shareholder Loan, being all the shareholder's loans due by Linkport and/or the Subsidiaries to the Seller on Completion, other than the principal sum in the aggregate amount of HK$117 million due by the Subsidiaries, which represents a deferred payment of part of the agreed gross value of HK$780 million, to be settled by the issue of the Promissory Note.

The S&P Agreement

Date
23 November 2005

Parties
Seller: PYI Properties Group Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Company.

Purchaser: Gain Resources Limited, a company incorporated in the British Virgin Islands and owned as to 50% by Lehman Brothers and as to 50% by a joint venture owned by Capital Strategic and Paul Y. Engineering on a 50:50 basis, which to the best of the Directors' knowledge, information and belief, is an investment holding company.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiry, save and except for the fact that Paul Y. Engineering holds an indirect, effective 25% interest in the Purchaser and ITC holds approximately 8.3% interest in Capital Strategic, each of the Purchaser, its ultimate shareholders (being Lehman Brothers and Capital Strategic) and their respective associates are Independent Third Parties.

Assets to be disposed
(i) The Sale Share, being 1 share of US$1.00 each in the capital of Linkport, representing the entire issued share capital of Linkport; and
(ii) the Remaining Shareholder Loan, being all the shareholder's loan due by Linkport and/or the Subsidiaries to the Seller on Completion, other than the principal sum in the aggregate amount of HK$117 million due by the Subsidiaries which will be settled by the issue of the Promissory Note. As at 18 November 2005, the Shareholder Loan amounted to approximately HK$407 million.

The Consideration
The aggregate consideration for the Sale Share and the Remaining Shareholder Loan shall be HK$663 million subject to adjustments by reference to the Net Current Asset Value and issuance of the Promissory Note as described below. The Consideration was arrived at after arm's length negotiation between the Seller and the Purchaser and represents an agreed value of the Property at HK$780 million less a deferred payment of HK$117 million to be settled by the Promissory Note. The agreed value of the Property is derived from a yield rate of 6.28% based on the rental income of approximately HK$49 million for the year ended 31 March 2005. The rental income of the Property for the year ended 31 March 2004 was approximately HK$48 million and based on such rental income, the yield rate would be 6.15%.

The Consideration is subject to the following adjustments following agreement or determination of the Completion Statement:
(a) there shall be added to the Consideration the amount (if any) by which the Net Current Asset Value is more than nil; and
(b) there shall be deducted from the Consideration the amount (if any) by which the Net Current Asset Value is less than nil.

The Consideration is payable by the Purchaser to the Seller in the following manner:
(i) a deposit of HK$78 million has been paid by the Purchaser to the Seller's solicitors as escrow agent upon signing of the S&P Agreement;
(ii) the balance of HK$585 million (subject to adjustment) shall be payable on Completion in cash.

Conditions precedent
Completion shall be conditional upon the following conditions being satisfied or waived:
(a) the passing by the shareholders of the Company of resolutions necessary for the approval of the transactions contemplated by the S&P Agreement on or before the Longstop Date;
(b) the obtaining of all approvals required by and the compliance of all the requirements imposed by the Stock Exchange and the Securities and Futures Commission for implementation and execution of the transaction contemplated by the S&P Agreement under the Listing Rules by the Company and all the relevant parties (including Paul Y. Engineering, if required) on or before the Longstop Date;
(c) the Seller having proved that the Subsidiaries have a good and marketable title to the Property (in accordance with the provisions of section 13 of the Conveyancing and Property Ordinance) on or before the Longstop Date;
(d) the obtaining of all approvals (including shareholders' approval) required by and the compliance of all the requirements imposed by the Stock Exchange under the Listing Rules and the Securities and Futures Commission or requirements imposed by any other stock exchange or regulatory body to which any direct or indirect shareholders of the Purchaser are subject for implementation and execution of the transaction contemplated by the S&P Agreement by the Purchaser on or before the Longstop Date; and
(e) the investment committee of Lehman Brothers giving its written approval to the transaction contemplated by the S&P Agreement on or before 16 December 2005.

The Purchaser may at any time in writing waive the conditions (c), (d) and/or (e) and the Seller may waive the condition (b). Neither the Purchaser nor the Seller may waive condition (a).
If any of the conditions (a) to (d) (which have not previously been waived by the Purchaser or,

as the case may be, the Seller) have not been satisfied on or before 5 p.m. on the Longstop Date then the Purchaser or, as the case may be, the Seller may at its option (but without prejudice to any other right or remedy they may have), by notice to the other party:
(a) postpone the date by which the conditions should have been satisfied or waived to a later date (being a Business Day) falling not more than 10 Business Days after the Longstop Date; or
(b) notwithstanding any postponement granted by the other party under paragraph (a), terminate the S&P Agreement.

If condition (e) has not been satisfied on or before 16 December 2005 (or such other date as the parties may agree in writing), then the S&P Agreement will terminate.

Completion
Subject to the satisfaction (or, as the case may be, waiver) of the conditions referred to above, Completion shall take place on the Completion Date.

The Promissory Note
It is a term of the Disposal that the Seller accepts a deferred payment of part of the agreed gross value of the Property in the sum of HK$117 million. On Completion, the Subsidiaries shall execute in favour of the Seller the Promissory Note whereby the Subsidiaries will jointly and severally promise to repay to the Seller the sum of HK$117 million in accordance with the terms and conditions thereof. The said sum of HK$117 million is, as at the date of the S&P Agreement and as at the date of this announcement, unsecured and has no fixed repayment date and will, upon Completion, be governed by the Promissory Note.

Principal terms of the Promissory Note are as follows:

Principal sum: HK$117 million

Maturity Date: One lump-sum payment on a date falling 36 months of the date of issue of the Promissory Note ("Repayment Date")

The Subsidiaries may by notice in writing to the Seller given no later than one month prior to the Repayment Date extend the date for repayment of the principal sum to a date falling 48 months of the date of issue of the Promissory Note provided that the Subsidiaries shall pay to the Seller a fee equivalent to 0.5% of the principal sum (or such higher amount as is applicable to the Senior Loan) for such extension.

The Subsidiaries may by notice in writing to the Seller further extend the date for repayment of the principal sum to a date falling 60 months of the date of issue of the Promissory Note provided that the Subsidiaries shall pay to the Seller a further fee equivalent to 1% of the principal sum (or such higher amount as is applicable to the Senior Loan).

Interest: 0.75% above HIBOR, payable quarterly in arrears

Security: the Promissory Note will be secured by the following:
(i) the joint and several guarantee to be executed by Linkport and the Purchaser;
(ii) the second share mortgage in respect of the shares in and the second assignment of shareholder's loans due by Linkport to be executed by the Purchaser (subject only to a first share mortgage and first assignment in favour of the Senior Financier);
(iii) the second share mortgage in respect of the shares in and the second assignment of shareholder's loans due by the Subsidiaries to be executed by Linkport (subject only to a first share mortgage and first assignment in favour of the Senior Financier); and
(iv) the subordination agreement to be executed by each of the Purchaser, Linkport and the Subsidiaries

Other terms: all amounts payable under the Promissory Note will become immediately due and payable if, inter alia:
(i) the Purchaser ceases to be wholly and beneficially owned by its current ultimate shareholders or any one or more of them or if there shall be any change in immediate beneficial ownership of the Subsidiaries or Linkport;
(ii) at any time after 15 months from the date of the Promissory Note, the rental income in respect of the Property for any consecutive 6 months period falls below 110% of the aggregate interest and other expenses payable under the Senior Financing Documents and the Promissory Note over the corresponding period and is not corrected or remedied within 5 Business Days.

The Directors believe that the terms of the Promissory Note, which is part and parcel of the Disposal, are fair and reasonable and in the interests of the Shareholders as a whole.

The Rental Guarantee
It is a term of the Disposal that the Seller provides a rental guarantee in respect of the Property. On Completion, the Seller shall enter into the Rental Guarantee in favour of the Subsidiaries and the Purchaser, pursuant to which the Seller shall (i) guarantee that the Net Rental for each of the three years commencing from the Completion Date ("Guaranteed Period") shall not be less than HK$48 million; (ii) pay to the Subsidiaries as owners the usual monthly management fees (excluding any air-conditioning charges attributable to such part or parts of the Vacant Units (as defined below) in respect of which the Subsidiaries are capable of suspending the supply of air-conditioning), Government rent and rates payable in respect of any lettable parts of the Property not subject to the Letting Agreements and becoming vacant or unoccupied for more than 14 days within the Guaranteed Period ("Vacant Units"). Under the terms of the Rental Guarantee, the Seller shall in return be entitled to receive 30% of the amount which the Net Rental for each of the three years of the Guaranteed Period actually received exceeds HK$48 million.
The Directors believe that the terms of the Rental Guarantee, which is part and parcel of the Disposal, are fair and reasonable and in the interests of the Shareholders as a whole.

(Page 2)

INFORMATION OF THE SELLER AND THE LINKPORT GROUP

The Seller, a wholly-owned subsidiary of the Company, is a company incorporated in the British Virgin Islands and is principally engaged in investment holding. Linkport is a company incorporated in the British Virgin Islands, which in turn holds the entire issued share capital of and in Gunnell and all the issued voting shares of and in Cycle.

Cycle is a company incorporated in Hong Kong and Gunnell is a company incorporated in the British Virgin Islands and was registered as an oversea company under Part XI of the Companies Ordinance of Hong Kong (Cap 32). Cycle and Gunnell are the legal and beneficial owners as tenants-in-common of the Property.

The total gross floor area of the Property is approximately 377,000 square feet and is a 29-storey industrial/office building, including 6-storey car parking floors. RHL Appraisal Ltd., an independent valuer, has valued the Property at HK$772 million as at 15 November 2005. The occupancy rate of the Property is approximately 94% for the year ended 31 March 2004 and 97% for the year ended 31 March 2005.

The unaudited consolidated net profits before and after taxation of the Linkport Group for the year ended 31 March 2005 are both approximately HK$3 million, and the unaudited consolidated net profits before and after taxation of the Linkport Group for the year ended 31 March 2004 are approximately HK$4 million and HK$3 million respectively.

INFORMATION OF THE GROUP

The Group is principally engaged in the business of the development and investment in port and other infrastructure projects, property investment, treasury investment and, through its subsidiary, Paul Y. Engineering, construction, project management, facilities management and trading of construction materials.

FINANCIAL EFFECT OF THE DISPOSAL

For illustrative purpose only, the Group would be expected to have a gain on the Disposal of approximately HK$123 million for the year ending 31 March 2006, based on the unaudited consolidated net asset value of Linkport (without taking into account bank mortgage loans and the Shareholder Loan) of approximately HK$638 million as at 31 March 2005 and after expenses of approximately HK$7 million.

REASONS FOR THE DISPOSAL AND PROCEEDS FROM THE DISPOSAL

The Disposal is in line with the Group's business strategy to focus on port and infrastructure development in China as pronounced by the Company. The Company considers it an optimal time now to raise financial resources to support its alternative investment opportunities in the port and infrastructure business in the PRC. It also represents a good opportunity for the Company to realize its investment at a reasonable price. The net proceeds from the Disposal will be used for future port and infrastructure investment of the Group.

The terms of the S&P Agreement and the transactions contemplated therein (including the deferred payment by way of the Promissory Note and the entering into of the Rental Guarantee) were arrived at after arm's length negotiations between the Seller and the Purchaser and on normal commercial terms. In the circumstances, the Directors consider that the S&P Agreement and the transactions contemplated therein (including the deferred payment by way of the Promissory Note and the entering into of the Rental Guarantee) are in the interest of the Company and the terms of the S&P Agreement and the transactions contemplated therein (including the deferred payment by way of the Promissory Note and the entering into of the Rental Guarantee) are fair and reasonable so far as the Shareholders are concerned. Subsequent to the Disposal, Linkport will cease to be a subsidiary of the Company and the Group would continue to be engaged in its existing principal business as described above.

GENERAL

As the Consideration represents more than 25% but less than 75% of the applicable percentage ratios, the Disposal constitutes a major transaction for the Company under the Listing Rules. Accordingly, the S&P Agreement and the transactions contemplated therein (including the deferred payment by way of the Promissory Note and the entering into of the Rental Guarantee) are subject to approval by the Shareholders at the SGM. No shareholder is required to abstain from voting in respect of the ordinary resolution to approve the Disposal at the SGM.

A circular containing, among other things, (i) details of the S&P Agreement and the transactions contemplated therein (including the deferred payment by way of the Promissory Note and the entering into of the Rental Guarantee); (ii) the valuation report of the Property and (iii) a notice convening the SGM, will be despatched to Shareholders as soon as practicable.

Special General Meeting

The SGM will be convened for the purpose of considering and if thought fit approving, among other matters (if any), the Disposal and all transactions contemplated under the S&P Agreement (including the deferred payment by way of the Promissory Note and the entering into of the Rental Guarantee).

An announcement will be made by the Company on the Business Day immediately following the conclusion of the SGM to inform the Shareholders and the public of the results of the SGM.

WARNINGS OF THE RISKS OF DEALING IN THE SHARES

Shareholders and potential investors of the Company should note that Completion, which is subject to a number of conditions, may or may not take place. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange has been suspended with effect from 9:30 a.m. on 24 November 2005 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on 25 November 2005.

DEFINITIONS

In this announcement, unless the context requires otherwise, the following expressions have the following meanings:

"associate"	the meaning ascribed to it under the Listing Rules
"Board"	the board of Directors
"Business Day"	a day on which banks are open for business in Hong Kong to the general public for business other than a Saturday, Sunday and any day on which a tropical cyclone warning No. 8 or above is hoisted or remains hoisted between 9:00 a.m. and 12:00 noon and is not lowered at or before 12:00 noon or on which a "black" rainstorm warning signal is hoisted or remains in effect between 9:00 a.m. and 12:00 noon and is not discontinued at or before 12:00 noon
"Capital Strategic"	Capital Strategic Investment Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Company" or "PYI"	PYI Corporation Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Completion"	completion of the sale and purchase of the Sale Share, and the assignment of the Remaining Shareholder Loan in accordance with the terms of the S&P Agreement
"Completion Date"	the fifth Business Day following satisfaction or waiver of the conditions precedent of the S&P Agreement, or such other date as the parties may agree or to which Completion is postponed in accordance with the S&P Agreement
"Completion Statement"	a completion statement prepared in accordance with Hong Kong Financial Reporting Standard, to be agreed between the Seller and the Purchaser on or before the Completion Date
"connected person(s)"	the meaning ascribed to it under the Listing Rules
"Consideration"	the consideration to be paid by the Purchaser to the Seller for the Sale Share and the Remaining Shareholder Loan, which shall be HK$663 million subject to issuance of the Promissory Note and adjustments by reference to the Net Current Asset Value
"Cycle"	Cycle Company Limited, a company incorporated in Hong Kong with limited liability
"Directors"	directors of the Company
"Disposal"	the proposed disposal of the Sale Share and the Remaining Shareholder Loan by the Seller to the Purchaser pursuant to the S&P Agreement

"Group"	the Company and its subsidiaries, and "Group Company" shall construed accordingly
"Gunnell"	Gunnell Properties Limited, a company incorporated in the British Virgin Islands with limited liability and registered as an oversea company under Part XI of the Companies Ordinance of Hong Kong (Cap 32)
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party(ies)"	person(s) who or company(ies) which, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, is/are third parties independent of the Company and its connected persons.
"ITC"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability and the shares of which is listed on the Stock Exchange and beneficially owns approximately 39.8% of the Company as at the date of this announcement
"Lehman Brothers"	a special purpose vehicle established by Lehman Brothers Holdings Inc., a global investment bank listed on the New York Stock Exchange
"Letting Agreements"	any lettings, tenancies, leases or licences in respect of the Property
"Linkport"	Linkport Holdings Limited, a company incorporated in the British Virgin Islands with limited liability and the holding company of Cycle and Gunnell
"Linkport Group"	Linkport, Cycle and Gunnell
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Longstop Date"	24 February 2006 or such later date as the Seller and the Purchaser may agree in writing
"Net Current Asset Value"	the aggregate of rental receivables in respect of the Property owing to a member of the Linkport Group which are, as at the Completion Date, less than 90 days outstanding, prepayments to utility companies and/or in respect of insurance premium, government rent and rates for the Property made by a member of the Linkport Group as at the Completion Date and all cash at bank owned by each member of the Linkport Group as at the Completion Date less the aggregate of all liabilities and provisions of Linkport and the Subsidiaries (including, without limitation, rental deposits held by the Subsidiaries in respect of the Tenancies) as at the Completion Date (but excluding the Shareholder Loan, any amount due to the mortgagee of the Property and deferred tax liabilities), in each case, as shown in the Completion Statement
"Net Rental"	the total amount of all rentals, licence fees and any other money payable by any lessees, tenants, licensees or occupiers to the Subsidiaries as landlord, licensor or otherwise under the Letting Agreements, exclusive of any rates, government rents, management or maintenance fees and other charges or outgoings, for the whole term of the Letting Agreements
"Paul Y. Engineering"	Paul Y. Engineering Group Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Stock Exchange and is a 64.8% subsidiary of the Company
"PRC"	the People's Republic of China
"Promissory Note"	the promissory note of face value HK$117,000,000 to be issued by the Subsidiaries to the Seller on Completion
"Property"	all that piece or parcel of ground registered in the Land Registry as Kwun Tong Inland Lot No.734 together with the messages and buildings thereon now known as Paul Y. Centre, No. 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
"Purchaser"	Gain Resources Limited, a company incorporated in the British Virgin Islands and is effectively owned as to 50% by Lehman Brothers, as to 25% by Capital Strategic and as to 25% by Paul Y. Engineering
"Remaining Shareholder Loan"	the balance of the Shareholder Loan immediately before Completion less HK$117,000,000 (to be settled by the Promissory Note)
"Rental Guarantee"	the rental guarantee to be entered into by the Seller in favour of the Subsidiaries and the Purchaser upon Completion under which the Seller guarantees the rental income of the Property and pursuant to which the Seller is to receive a share in certain excess rental
"Sale Share"	1 share of US$1.00 each in the issued share capital of Linkport, representing the entire issued share capital of Linkport
"Seller"	PYI Properties Group Limited (formerly known as Paul Y. Properties Group Limited), a company incorporated in the British Virgin Islands with limited liability and is wholly-owned by the Company
"Senior Loan"	the loan not exceeding HK$546 million to be arranged by the Purchaser to finance the acquisition by the Purchaser under the S&P Agreement and from time to time and for the time being outstanding
"Senior Financier"	the lender of the Senior Loan, who, as at the date of this announcement, is intended to be Lehman Brothers Pan Asian Investments Limited or any of its affiliates
"Senior Financing Documents"	the loan agreement and/or facility letter in relation to the Senior Loan
"SGM"	the special general meeting of the Company to be convened to approve the S&P Agreement and the transactions contemplated thereunder
"Share(s)"	existing ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Shareholder Loan"	the loan owing by the Company and/or the Subsidiaries to the Seller on Completion, the outstanding amount of which as at 18 November 2005 is approximately HK$407 million
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiaries"	Cycle and Gunnell
"S&P Agreement"	the conditional agreement dated 23 November 2005 entered into between the Seller and the Purchaser in relation to the Disposal
"Tenancies"	the tenancies and as the context may permit or require, any one or more of such tenancies and such other tenancies with a term (including any option to renew) not exceeding 3 years and at prevailing market rent as the Subsidiaries may enter into after the date of the S&P Agreement in accordance with the terms thereof
"%"	per cent

By Order of the Board
PYI Corporation Limited
Tom Ko Yuen Lau
Deputy Chairman and Managing Director

Hong Kong, 24 November 2005

As at the date of this announcement, the following are the directors of the Company:

Dr. Chow Ming Kuen, Joseph : Chairman (Independent Non-Executive Director)
Mr. Tom Ko Yuen Lau : Deputy Chairman and Managing Director
Dr. Chan Kwok Keung, Charles : Non-Executive Director
Mr. Kwok Shiu Keung, Ernest : Independent Non-Executive Director
Mr. Chan Shu Kin : Independent Non-Executive Director

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.



PYI CORPORATION LIMITED
保華集團有限公司*

(於百慕達註冊成立之有限公司)
股份代號：498

主要交易
建議出售保華企業中心

建議出售
於二零零五年十一月二十三日，保華集團訂立一項有條件協議，按780,000,000港元之協定總值，(透過全數出售擁有保華企業中心之保華集團旗下各間附屬公司)出售其於保華企業中心之全部權益。該筆協定價值乃以保華企業中心截至二零零五年三月三十一日止年度之租金收入約49,000,000港元為基準之6.28厘回報率釐定。買方在簽署有關協議後已支付78,000,000港元之按金。

買方乃一間由美國留曼兄弟、資本策略及保華建業分別實際擁有50%、25%及25%之合資公司。

作為出售之主要部份：(i)保華集團接納117,000,000港元之遞延付款及(ii)買方提供合共三年每年48,000,000港元之租金擔保。

出售乃與本集團專注在國內進行港口及基建項目開發之業務策略一致，並為保華集團以合理價格把投資套現之良機。出售所得之款項淨額將會保留作為本集團將來進行港口及基建項目投資之資金。

出售構成保華集團之一項主要交易，須待股東在即將召開之股東特別大會上批准後，方可作實。本公司將會在可行情況下儘快向股東寄發載有出售詳情之通函，隨附股東特別大會之通告。

買賣股份之風險提示
務請股東及保華集團之準投資者留意，完成須待若干條件獲履行後方可作實，故現時未能肯定完成是否必會落實。股東及保華集團之準投資者在買賣股份時務須審慎行事。

暫停及恢復買賣
應保華集團之要求，股份已由二零零五年十一月二十四日上午九時三十分起在聯交所暫停買賣。保華集團已向聯交所申請批准股份由二零零五年十一月二十五日上午九時三十分開始恢復買賣。

建議出售
於二零零五年十一月二十三日，賣方及買方訂立買賣協議。據此，賣方有條件同意出售而買方亦有條件同意購買：(i)銷售股份，即Linkport之全部已發行股本；及(ii)剩餘股東貸款，即Linkport及／或該等附屬公司在完成當時所欠賣方之全部股東貸款，惟不包括將以發行承付票據支付該等附屬公司所欠總數117,000,000港元之本金，此為延付780,000,000港元協定總值之部份款項。

買賣協議
日期
二零零五年十一月二十三日

訂約各方
賣方：PYI Properties Group Limited，一家在英屬處女群島註冊成立之公司，亦為本公司之全資附屬公司

買方：Gain Resources Limited，一家在英屬處女群島註冊成立之公司，由美國留曼兄弟擁有其50%權益，另50%權益則由一家由資本策略及保華建業按各佔一半股權之基準擁有之合資公司所擁有；而就董事所確知、得悉及相信，該合資公司乃一家投資控股公司

就董事在作出一切合理查詢後所確知、得悉及相信，除保華建業間接實際持有買方25%權益，及德祥企業持有資本策略約8.3%權益外，買方、其最終股東(即美國留曼兄弟及資本策略)及彼等各自之聯繫人士均為獨立第三方

將予出售之資產
(i) 銷售股份，即Linkport股本中每股面值1.00美元之1股股份，相等於Linkport之全部已發行股本；及

(ii) 剩餘股東貸款，即Linkport及／或該等附屬公司於完成當時所欠賣方之全部股東貸款，惟不包括該等附屬公司所欠總數117,000,000港元之本金，此筆款項將以發行承付票據支付。於二零零五年十一月十八日，股東貸款合共約為407,000,000港元。

代價
在參照流動資產淨值所作出之調整及下文所述之承付票據發行後，銷售股份及剩餘股東貸款之總代價將為663,000,000港元。代價乃經由賣方及買方經公平磋商後釐定，並為該物業之780,000,000港元協定價值減一筆將由承付票據支付之117,000,000港元遞延付款。該物業之協定價值乃以截至二零零五年三月三十一日止年度之租金收入約49,000,000港元為基準之6.28厘回報率釐定。該物業截至二零零四年三月三十一日止年度之租金收入約為48,000,000港元，而根據此租金收入，回報率為6.15厘。

代價可在完成聲明之協定或確定後，作出下列調整：

(a) 倘流動資產淨值多於零，則在代價加上該筆款額(如有)；及

(b) 倘流動資產淨值少於零，則從代價減去該筆款額(如有)。

代價須由買方按下列方式支付予賣方：

(i) 買方在簽署買賣協議後隨即支付一筆78,000,000港元之按金予作為託管代理之賣方律師；

(ii) 585,000,000港元之餘款(可予調整)於完成時以現金支付。

先決條件
完成須待下列條件獲履行或豁免後，方可作實：

(a) 在最後截止日期當日或之前，本公司股東為批准買賣協議擬進行之交易須通過必要之決議案；

(b) 在最後截止日期當日或之前，本公司及所有有關人士(如有需要，亦包括保華建業)根據上市規則之規定，為落實及執行買賣協議擬進行之交易，須取得所有由聯交所及證券及期貨事務監察委員會規定之批准，並遵守由聯交所及證券及期貨事務監察委員會頒佈之所有規定；

(c) 賣方已證實該等附屬公司在最後截止日期當日或之前擁有該物業之妥善及有價值業權(根據物業轉易及財產條例第13條之規定)；

(d) 在最後截止日期當日或之前，買方為落實及執行買賣協議擬進行之交易須取得所有由聯交所根據上市規則及證券期貨事務監察委員會所要求之批准(包括股東之批准)，並遵守聯交所根據上市規則及證券及期貨事務監察委員會頒佈之所有規定，或任何關乎買方之任何直接或間接股東之其他證券交易所或監管機關頒佈之規定；及

(e) 美國留曼兄弟之投資委員會在二零零五年十二月十六日當日或之前以書面批准買賣協議擬進行之交易。

買方可隨時以書面豁免上文第(c)、(d)及／或(e)條條件，而賣方則可豁免第(b)條條件。買方或賣方均不可豁免第(a)條條件。

倘上述第(a)至(d)條任何一條條件(泛指在此之前並未被買方或(視情況而定)賣方豁免者)在最後截止日期當日下午五時正或

一般事項
由於代價相當於適用之百分比率25%以上但低於75%，根據上市規則，出售構成本公司之一項主要交易。因此，買賣協議及據此擬進行之交易(包括以承付票據支付之遞延款項及簽訂租金擔保書)均須待股東在股東特別大會上批准後，方可作實，而並無任何股東須在股東特別大會上就批准出售之普通決議案放棄投票。

載有(其中包括)(i)買賣協議及就此擬進行之交易(包括以承付票據支付之遞延款項及簽訂租金擔保書)詳情；(ii)該物業之估值報告及(iii)召開股東特別大會之通告，將會在可行情況下儘快寄發予股東。

股東特別大會
本公司將會為考慮及酌情批准出售及根據買賣協議擬進行之一切交易(包括以承付票據支付之遞延款項及簽訂租金擔保書)以及當中其他事項(如有)而召開股東特別大會。

本公司將會在緊隨股東特別大會結束後之營業日發表公佈，通知股東及公眾人士有關股東特別大會之結果。

買賣股份之風險提示
務請股東及保華集團之準投資者留意，完成須待若干條件獲履行後方可作實，故現時未能肯定完成是否必會落實。股東及保華集團之準投資者在買賣股份時務須審慎行事。

暫停及恢復買賣
應保華集團之要求，股份已由二零零五年十一月二十四日上午九時三十分起在聯交所暫停買賣。保華集團已向聯交所申請批准股份由二零零五年十一月二十五日上午九時三十分開始恢復買賣。

釋義
於本公佈內，除文義另有所指外，下述詞彙具有下文所列明之涵義：

「聯繫人士」	指	上市規則所賦予之相同涵義
「董事局」	指	本公司董事局
「營業日」	指	香港各銀行向公眾開放之營業日(不包括星期六、星期日及任何懸掛熱帶氣旋8號或以上的烈風警報訊號或在上午九時至中午十二時仍然懸掛且在中午十二時當時或之前並無除下之日，或發出「黑色」暴雨警告訊號或在上午九時至中午十二時仍然生效且在中午十二時當時或之前並無取消之日)
「資本策略」	指	資本策略投資有限公司，其為一家在百慕達註冊成立之有限公司，其股份在聯交所主板上市
「本公司」或「保華集團」	指	保華集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所主板上市
「完成」	指	根據買賣協議之條款完成買賣銷售股份及轉讓剩餘股東貸款
「完成日期」	指	買賣協議之先決條件獲履行或豁免之日起計第五個營業日，或由訂約各方同意之其他日期，或根據買賣協議而押後完成之日
「完成聲明」	指	將由賣方及買方在完成日期當日或之前協定，以香港財務報告準則而編製之完成聲明
「關連人士」	指	上市規則所賦予之相同涵義
「代價」	指	待發行承付票據及參照流動資產淨值作出調整後，由買方就銷售股份及剩餘股東貸款而向賣方支付663,000,000港元之代價
「旋高」	指	旋高有限公司，一家在香港註冊成立之有限公司
「董事」	指	本公司董事
「出售」	指	建議由賣方根據買賣協議向買方出售銷售股份及剩餘股東貸款
「本集團」	指	本公司及其附屬公司，而「集團公司」一詞亦應據此詮譯
「Gunnell」	指	Gunnell Properties Limited，一家在英屬處女群島註冊成立之有限公司，並根據香港公司條例第32章第XI部註冊為海外公司
「港元」	指	香港法定幣值港元
「香港」	指	中國香港特別行政區

(a) 將有關條件原應獲履行或被豁免之限期押後至一個較後日期(應為一個營業日)，惟不可超逾最後截止日期起計十個營業日以上；或

(b) 儘管對方根據第(a)段授出延期許可，仍可終止買賣協議。

倘第(c)條條件在二零零五年十二月十六日當日或之前(或由訂約各方以書面同意之其他日期)未獲履行，則買賣協議將會終止。

完成

待上文所述之各項條件獲履行(或視情況而定獲豁免)後，完成將於完成日期落實。

承付票據

出售之其中一項條款為賣方接納延付117,000,000港元之該物業協定總值部份款項。在完成時，該等附屬公司須以賣方為受益人簽立承付票據。據此，該等附屬公司將會共同及個別承諾，根據承付票據之條款及條件，向賣方償還一筆為數117,000,000港元之款項。於買賣協議訂立日期及於本公佈發表日期，該筆117,000,000港元之款項乃無抵押及無固定還款期，而在完成後，將會受承付票據之條款所制約。

承付票據之主要條款如下：—

本金： 117,000,000港元

到期日： 於承付票據發行日期起計滿36個月之日(「還款日」)一次整筆付款。

該等附屬公司可以在還款日前不少於一個月，以書面通知賣方，延長本金償還日期至承付票款發行日期起計滿48個月之日，惟該等附屬公司須就此項延期而支付予賣方一筆相等於本金(或適用於優先貸款之較高款額)0.5%之費用。

該等附屬公司可以書面通知賣方，進一步延長本金償還日期至承付票據發行日期起計滿60個月之日，惟該等附屬公司須就此項延期而支付予賣方一筆相等於本金(或適用於優先貸款之較高款額)1%之另一費用。

利息： 香港銀行同業拆息港元利率(HIBOR)加0.75厘，每滿三個月支付一次。

保證： 承付票據將由下列各項作出保證：

(i) Linkport及買方共同及個別簽立擔保書；

(ii) 由買方簽立有關Linkport股份之第二股份按揭及Linkport所欠股東貸款之第二轉讓(僅次於以優先貸款人為受益人之第一股份按揭及第一轉讓)；

(iii) 由Linkport簽立有關該等附屬公司股份之第二股份按揭及該等附屬公司所欠之股東貸款之第二轉讓(僅次於以優先貸款人為受益人之第一股份按揭及第一轉讓)；及

(iv) 由買方、Linkport及該等附屬公司簽立之附屬協議。

其他條款： 倘若發生(其中包括)下列各項，則所有根據承付票據須支付之一切款項將會立即到期償付：

(i) 買方不再由其現時之最終股東(或其中任何一位或以上)全資實益擁有，或倘該等附屬公司或Linkport之直系實益擁有權出現任何變動；

(ii) 由承付票據發出日期起計15個月以後任何時間，該物業之租金收入在任何連續6個月期間下降至低於根據優先財務文件及承付票據在相關期間之應付合計利息及其他支出之110%，而此情況在5個營業日之內並未得以更正或補救。

董事相信，承付票據之條款(作為出售之主要部份)乃公平合理，亦符合股東之整體利益。

租金擔保

出售之其中一項條款為賣方就該物業提供租金擔保。在完成時，賣方須以該等附屬公司及買方為受益人訂立租金擔保，並以此為依據而須(i)擔保由完成日期起計三年內(「擔保期間」)每年之租金淨額不可少於48,000,000港元；(ii)向作為業主之該等附屬公司支付一般每月管理費(不包括該等附屬公司可以暫停供應空調之空置單位(見下文之定義)各部份所攤分之任何空調費用)，及該物業中並無出租協議且即將空置或在擔保期間內14日以上未獲佔用之任何可出租部份(「空置單位」)所應付之政府地租及差餉。根據租金擔保之條款，在擔保期間三年內每年實際收取之租金淨額實際超逾48,000,000港元之情況下，賣方有權收取該筆額外款項之30%。

董事相信，租金擔保之條款(作為出售之主要部份)乃公平合理，亦符合股東之整體利益。

賣方及Linkport集團之資料

賣方為本公司之一家全資附屬公司，乃一家在英屬處女群島註冊成立之公司，主要從事投資控股業務。Linkport乃一家在英屬處女群島註冊成立之公司，持有Gunnell之全部已發行股本及旋高之全部已發行之有投票權股份。

旋高乃一家在香港註冊成立之公司，而Gunnell乃一家在英屬處女群島註冊成立之公司，並根據香港公司法例第32章第XI部註冊為海外公司。旋高及Gunnell均以分權共有之方式為該物業之合法權益擁有人。

該物業之總建築樓面面積約共377,000平方呎，乃一幢29層高之工業／寫字樓物業，包括6層停車場。獨立估值師永利行評值顧問有限公司估計該物業於二零零五年十一月十五日之價值為772,000,000港元。該物業在截至二零零四年三月三十一日止年度之佔用率約為94%，而在截至二零零五年三月三十一日止年度之佔用率則約為97%。

Linkport集團截至二零零五年三月三十一日止年度之未經審核綜合除稅前及除稅後應佔溢利淨額均約為3,000,000港元，而Linkport集團截至二零零四年三月三十一日止年度之未經審核綜合除稅前及除稅後應佔溢利淨額分別約為4,000,000港元及3,000,000港元。

本集團之資料

本集團主要業務包括港口及其他基建項目之開發及投資、物業投資、庫務投資，以及(透過其附屬公司保華建業)樓宇建築、項目管理、產業管理及建材貿易。

出售所帶來之財務影響

以Linkport集團於二零零五年三月三十一日之概約638,000,000港元未經審核綜合資產淨值(未計入銀行按揭貸款負債及股東貸款負債)及約7,000,000港元支出為基準作計算，本公司預期截至二零零六年三月三十一日止年度可因出售而錄得收益約123,000,000港元，以上數據僅供說明用途。

進行出售之理由及出售所得款項用途

出售乃與本公司所公佈有關本集團專注在國內進行港口及基建項目開發之業務策略一致。本公司認為現時乃籌集財務資源之最佳時機，使其可把握在國內其他港口及基建業務投資機會。此亦為本公司以合理價格把投資套現之良機。出售所得之款項淨額將會保留作為本集團將來進行港口及基建項目投資之資金。

買賣協議之條款及據此擬進行之交易(包括以承付票據方式支付之遞延款項及簽訂租金擔保書)乃經賣方及買方按公平磋商後並以一般商業條款而達成。在此等情況下，董事認為買賣協議及據此擬進行之交易(包括以承付票據支付之遞延款項及簽訂租金擔保書)乃符合本公司之利益，而買賣協議之條款及據此擬進行之交易(包括以承付票據支付之遞延款項及簽訂租金擔保書)對股東而言乃公平合理。待出售之後，Linkport將不再為本公司之附屬公司，而本集團將會繼續經營其現行之主要業務(見上文所述)。

* 僅供識別

「獨立第三方」	指	就董事在作出一切合理查詢後所確知、得悉及相信，與本公司及其關連人士無關之獨立第三方(包括人士或公司)
「德祥企業」	指	德祥企業集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市，於本公佈發表日期實益擁有本公司約39.8%權益
「美國雷曼兄弟」	指	由Lehman Brothers Holding Inc.(其為一家在紐約證券交易所上市之環球投資銀行)成立作特定用途之公司
「出租協議」	指	有關該物業之任何出租、租賃、租約或特許使用協議
「Linkport」	指	Linkport Holdings Limited，一家在英屬處女群島註冊成立之有限公司，亦為旋高及Gunnell之控股公司
「Linkport集團」	指	Linkport、旋高及Gunnell
「上市規則」	指	聯交所證券上市規則
「最後截止日期」	指	二零零六年二月二十四日，或由賣方及買方以書面協定之較後日期
「流動資產淨值」	指	合計該物業所欠Linkport集團旗下一間成員公司之應收租金(於完成日期，此筆款項逾期未付不足90天)、由Linkport集團旗下一間成員公司於完成日期所預付予公用服務公司之款項及／或有關該物業之保險保費、政府地租及差餉及Linkport集團旗下各成員公司於完成日期所擁有之所有銀行現金存款減Linkport及該等附屬公司於完成日期當日之一切負債加撥備之總和(包括(但不限於)該等附屬公司就該等租約而持有之租務按金，但不包括股東貸款、任何應付該物業之承按人之款項及遞延稅務負債)；完成聲明內已呈列上述各項詳情
「租金淨額」	指	由任何承租人、租戶、特許使用人或佔用人在出租協議之整個有效期間內，根據出租協議應向該等附屬公司(作為業主、特許使用權授出人或其他身份之人士)支付之一切租金、特許使用費及任何其他款項之總額，惟不包括任何差餉、政府地租、管理費或維修費及其他費用或支出
「保華建業」	指	保華建業集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市，亦為一家本公司擁有64.8%權益之附屬公司
「中國」	指	中華人民共和國
「承付票據」	指	將由該等附屬公司在完成時發行予賣方，面值為117,000,000港元之承付票據
「該物業」	指	在土地登記處登記為觀塘內地段734號之整幅土地，連同座落該幅土地上之通訊及樓宇(現稱為香港九龍觀塘鴻圖道51號保華企業中心
「買方」	指	Gain Resources Limited，一家在英屬處女群島註冊成立之公司，由美國雷曼兄弟、資本策略及保華建業分別實際擁有其50%、25%及25%權益
「剩餘股東貸款」	指	緊接完成前之股東貸款餘額減將以承付票據支付之117,000,000港元
「租金擔保」	指	將由賣方在完成後隨即作出，並以該等附屬公司及買方作為受益人之租金擔保。賣方擔保該物業之租金收入，而賣方亦據此可分享若干額外的租金收入
「銷售股份」	指	Linkport已發行股本中每股面值1.00美元之1股股份，亦即Linkport之全部已發行股本
「賣方」	指	PYI Properties Group Limited(前稱Paul Y. Properties Group Limited)，一家在英屬處女群島成立之有限公司並由本公司全資擁有
「優先貸款」	指	將由買方安排不超逾546,000,000港元之貸款，旨在向買方提供其根據買賣協議進行收購所需之款項及不時所需及現時尚未支付之款項
「優先貸款人」	指	優先貸款之貸款人，而在本公佈發表日期，預定為Lehman Brothers Pan Asian Investments Limited或其任何關聯公司
「優先財務文件」	指	有關優先貸款之貸款協議及／或提供貸款通知書
「股東特別大會」	指	本公司即將召開之股東特別大會，旨在批准買賣協議及據此擬進行之交易
「股份」	指	本公司股本中每股面值0.10港元之現有普通股
「股東」	指	股份持有人
「股東貸款」	指	本公司及／或該等附屬公司於完成當時所欠之貸款，而於二零零五年十一月十八日，尚未清償之股東貸款約為407,000,000港元
「聯交所」	指	香港聯合交易所有限公司
「該等附屬公司」	指	旋高及Gunnell
「買賣協議」	指	賣方及買方就出售而於二零零五年十一月二十三日訂立之有條件協議
「該等租約」	指	該等附屬公司在買賣協議訂立日期後，根據買賣協議之條款，按當時之市場租值訂立之各項租約，以及在文意許可或規定下之任何一項或以上之有關租約，及其他租期(包括任何優先續約權利)不超過三年之租約
「%」	指	百份比

承董事局命
保華集團有限公司
副主席兼董事總經理
劉高原

香港，二零零五年十一月二十四日

於本公佈發表日期，本公司之董事局成員如下：

周明權博士：主席(獨立非執行董事)
劉高原先生：副主席及董事總經理
陳國強博士：非執行董事
郭少強先生：獨立非執行董事
陳樹堅先生：獨立非執行董事

各董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本公佈內表達之見解乃經仔細周詳考慮後始行作出，且本公佈並無遺漏任何其他事實，致使本公佈所載任何聲明有誤導成份。



PYI CORPORATION LIMITED
保華集團有限公司*

(於百慕達註冊成立之有限公司)
股份代號：498

主要交易
建議出售保華企業中心

建議出售
於二零零五年十一月二十三日，保華集團訂立一項有條件協議，按780,000,000港元之協定總值，(透過全數出售擁有保華企業中心之保華集團旗下各間附屬公司)出售其於保華企業中心之全部權益。該筆協定價值乃以保華企業中心截至二零零五年三月三十一日止年度之租金收入約49,000,000港元為基準之6.28厘回報率釐定。買方在簽署有關協議後已支付78,000,000港元之按金。

買方乃一間由美國留曼兄弟、資本策略及保華建業分別實際擁有50%、25%及25%之合資公司。

作為出售之主要部份：(i)保華集團接納117,000,000港元之遞延付款及(ii)買方提供合共三年每年48,000,000港元之租金擔保。

出售乃與本集團專注在國內進行港口及基建項目開發之業務策略一致，並為保華集團以合理價格把投資套現之良機。出售所得之款項淨額將會保留作為本集團將來進行港口及基建項目投資之資金。

出售構成保華集團之一項主要交易，須待股東在即將召開之股東特別大會上批准後，方可作實。本公司將會在可行情況下儘快向股東寄發載有出售詳情之通函，隨附股東特別大會之通告。

買賣股份之風險提示
務請股東及保華集團之準投資者留意，完成須待若干條件獲履行後方可作實，故現時未能肯定完成是否必會落實。股東及保華集團之準投資者在買賣股份時務須審慎行事。

暫停及恢復買賣
應保華集團之要求，股份已由二零零五年十一月二十四日上午九時三十分起在聯交所暫停買賣。保華集團已向聯交所申請批准股份由二零零五年十一月二十五日上午九時三十分開始恢復買賣。

建議出售
於二零零五年十一月二十三日，賣方及買方訂立買賣協議。據此，賣方有條件同意出售而買方亦有條件同意購買：(i)銷售股份，即Linkport之全部已發行股本；及(ii)剩餘股東貸款，即Linkport及／或該等附屬公司在完成當時所欠賣方之全部股東貸款，惟不包括將以發行承付票據支付該等附屬公司所欠總數117,000,000港元之本金，此為延付780,000,000港元協定總值之部份款項。

買賣協議
日期
二零零五年十一月二十三日

訂約各方
賣方：PYI Properties Group Limited，一家在英屬處女群島註冊成立之公司，亦為本公司之全資附屬公司

買方：Gain Resources Limited，一家在英屬處女群島註冊成立之公司，由美國留曼兄弟擁有其50%權益，另50%權益則由一家由資本策略及保華建業按各佔一半股權之基準擁有之合資公司所擁有；而就董事所確知、得悉及相信，該合資公司乃一家投資控股公司

就董事在作出一切合理查詢後所確知、得悉及相信，除保華建業間接實際持有買方25%權益，及德祥企業持有資本策略約8.3%權益外，買方、其最終股東(即美國留曼兄弟及資本策略)及彼等各自之聯繫人士均為獨立第三方

將予出售之資產
(i) 銷售股份，即Linkport股本中每股面值1.00美元之1股股份，相等於Linkport之全部已發行股本；及
(ii) 剩餘股東貸款，即Linkport及／或該等附屬公司於完成當時所欠賣方之全部股東貸款，惟不包括該等附屬公司所欠總數117,000,000港元之本金，此筆款項將以發行承付票據支付。於二零零五年十一月十八日，股東貸款合共約為407,000,000港元。

代價
在參照流動資產淨值所作出之調整及下文所述之承付票據發行後，銷售股份及剩餘股東貸款之總代價將為663,000,000港元。代價乃經由賣方及買方經公平磋商後釐定，並為該物業之780,000,000港元協定價值減一筆將由承付票據支付之117,000,000港元遞延付款。該物業之協定價值乃以截至二零零五年三月三十一日止年度之租金收入約49,000,000港元為基準之6.28厘回報率釐定。該物業截至二零零四年三月三十一日止年度之租金收入約為48,000,000港元，而根據此租金收入，回報率為6.15厘。

代價可在完成聲明之協定或確定後，作出下列調整：
(a) 倘流動資產淨值多於零，則在代價加上該筆款額(如有)；及
(b) 倘流動資產淨值少於零，則從代價減去該筆款額(如有)。

代價須由買方按下列方式支付予賣方：
(i) 買方在簽署買賣協議後隨即支付一筆78,000,000港元之按金予作為託管代理之賣方律師；
(ii) 585,000,000港元之餘款(可予調整)於完成時以現金支付。

先決條件
完成須待下列條件獲履行或豁免後，方可作實：
(a) 在最後截止日期當日或之前，本公司股東為批准買賣協議擬進行之交易須通過必要之決議案；
(b) 在最後截止日期當日或之前，本公司及所有有關人士(如有需要，亦包括保華建業)根據上市規則之規定，為落實及執行買賣協議擬進行之交易，須取得所有由聯交所及證券及期貨事務監察委員會規定之批准，並遵守由聯交所及證券及期貨事務監察委員會頒佈之所有規定；
(c) 賣方已證實該等附屬公司在最後截止日期當日或之前擁有該物業之妥善及有價值業權(根據物業轉易及財產條例第13條之規定)；
(d) 在最後截止日期當日或之前，買方為落實及執行買賣協議擬進行之交易須取得所有由聯交所根據上市規則及證券期貨事務監察委員會所要求之批准(包括股東之批准)，並遵守聯交所根據上市規則及證券及期貨事務監察委員會頒佈之所有規定，或任何關乎買方之任何直接或間接股東之其他證券交易所或監管機關頒佈之規定；及
(e) 美國留曼兄弟之投資委員會在二零零五年十二月十六日當日或之前以書面批准買賣協議擬進行之交易。

買方可隨時以書面豁免上文第(c)、(d)及／或(e)條條件，而賣方則可豁免第(b)條條件。買方或賣方均不可豁免第(a)條條件。

倘上述第(a)至(d)條任何一條條件(泛指在此之前並未被買方或(視情況而定)賣方豁免者)在最後截止日期當日下午五時正或

一般事項
由於代價相當於適用之百分比率25%以上但低於75%，根據上市規則，出售構成本公司之一項主要交易。因此，買賣協議及據此擬進行之交易(包括以承付票據支付之遞延款項及簽訂租金擔保書)均須待股東在股東特別大會上批准後，方可作實，而並無任何股東須在股東特別大會上就批准出售之普通決議案放棄投票。

載有(其中包括)(i)買賣協議及就此擬進行之交易(包括以承付票據支付之遞延款項及簽訂租金擔保書)詳情；(ii)該物業之估值報告及(iii)召開股東特別大會之通告，將會在可行情況下儘快寄發予股東。

股東特別大會
本公司將會為考慮及酌情批准出售及根據買賣協議擬進行之一切交易(包括以承付票據支付之遞延款項及簽訂租金擔保書)以及當中其他事項(如有)而召開股東特別大會。

本公司將會在緊隨股東特別大會結束後之營業日發表公佈，通知股東及公眾人士有關股東特別大會之結果。

買賣股份之風險提示
務請股東及保華集團之準投資者留意，完成須待若干條件獲履行後方可作實，故現時未能肯定完成是否必會落實。股東及保華集團之準投資者在買賣股份時務須審慎行事。

暫停及恢復買賣
應保華集團之要求，股份已由二零零五年十一月二十四日上午九時三十分起在聯交所暫停買賣。保華集團已向聯交所申請批准股份由二零零五年十一月二十五日上午九時三十分開始恢復買賣。

釋義
於本公佈內，除文義另有所指外，下述詞彙具有下文所列明之涵義：

「聯繫人士」	指	上市規則所賦予之相同涵義
「董事局」	指	本公司董事局
「營業日」	指	香港各銀行向公眾開放之營業日(不包括星期六、星期日及任何懸掛熱帶氣旋8號或以上的烈風警報訊號或在上午九時至中午十二時仍然懸掛且在中午十二時當時或之前並無除下之日，或發出「黑色」暴雨警告訊號或在上午九時至中午十二時仍然生效且在中午十二時當時或之前並無取消之日)
「資本策略」	指	資本策略投資有限公司，其為一家在百慕達註冊成立之有限公司，其股份在聯交所主板上市
「本公司」或「保華集團」	指	保華集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所主板上市
「完成」	指	根據買賣協議之條款完成買賣銷售股份及轉讓剩餘股東貸款
「完成日期」	指	買賣協議之先決條件獲履行或豁免之日起計第五個營業日，或由訂約各方同意之其他日期，或根據買賣協議而押後完成之日
「完成聲明」	指	將由賣方及買方在完成日期當日或之前協定，以香港財務報告準則而編製之完成聲明
「關連人士」	指	上市規則所賦予之相同涵義
「代價」	指	待發行承付票據及參照流動資產淨值作出調整後，由買方就銷售股份及剩餘股東貸款而向賣方支付663,000,000港元之代價
「旋高」	指	旋高有限公司，一家在香港註冊成立之有限公司
「董事」	指	本公司董事
「出售」	指	建議由賣方根據買賣協議向買方出售銷售股份及剩餘股東貸款
「本集團」	指	本公司及其附屬公司，而「集團公司」一詞亦應據此詮譯
「Gunnell」	指	Gunnell Properties Limited，一家在英屬處女群島註冊成立之有限公司，並根據香港公司條例第32章第XI部註冊為海外公司
「港元」	指	香港法定幣值港元
「香港」	指	中國香港特別行政區

(a) 將有關條件原應獲履行或被豁免之限期押後至一個較後日期（應為一個營業日），惟不可超逾最後截止日期起計十個營業日以上；或

(b) 儘管對方根據第(a)段授出延期許可，仍可終止買賣協議。

倘第(e)條條件在二零零五年十二月十六日當日或之前（或由訂約各方以書面同意之其他日期）未獲履行，則買賣協議將會終止。

完成

待上文所述之各項條件獲履行（或視情況而定獲豁免）後，完成將於完成日期落實。

承付票據

出售之其中一項條款為賣方接納延付117,000,000港元之該物業協定總值部份款項。在完成時，該等附屬公司須以賣方為受益人簽立承付票據。據此，該等附屬公司將會共同及個別承諾，根據承付票據之條款及條件，向賣方償還一筆為數117,000,000港元之款項。於買賣協議訂立日期及於本公佈發表日期，該筆117,000,000港元之款項乃無抵押及無固定還款期，而在完成後，將會受承付票據之條款所制約。

承付票據之主要條款如下：—

本金： 117,000,000港元

到期日： 於承付票據發行日期起計滿36個月之日（「還款日」）一次整筆付款。

該等附屬公司可以在還款日前不少於一個月，以書面通知賣方，延長本金償還日期至承付票款發行日期起計滿48個月之日，惟該等附屬公司須就此項延期而支付予賣方一筆相等於本金（或適用於優先貸款之較高款額）0.5%之費用。

該等附屬公司可以書面通知賣方，進一步延長本金償還日期至承付票據發行日期起計滿60個月之日，惟該等附屬公司須就此項延期而支付予賣方一筆相等於本金（或適用於優先貸款之較高款額）1%之另一費用。

利息： 香港銀行同業拆息港元利率(HIBOR)加0.75厘，每滿三個月支付一次。

保證： 承付票據將由下列各項作出保證：

(i) Linkport及買方共同及個別簽立擔保書；

(ii) 由買方簽立有關Linkport股份之第二股份按揭及Linkport所欠股東貸款之第二轉讓（僅次於以優先貸款人為受益人之第一股份按揭及第一轉讓）；

(iii) 由Linkport簽立有關該等附屬公司股份之第二股份按揭及該等附屬公司所欠之股東貸款之第二轉讓（僅次於以優先貸款人為受益人之第一股份按揭及第一轉讓）；及

(iv) 由買方、Linkport及該等附屬公司簽立之附屬協議。

其他條款： 倘若發生（其中包括）下列各項，則所有根據承付票據須支付之一切款項將會立即到期償付：

(i) 買方不再由其現時之最終股東（或其中任何一位或以上）全資實益擁有，或倘該等附屬公司或Linkport之直系實益擁有權出現任何變動；

(ii) 由承付票據發出日期起計15個月以後任何時間，該物業之租金收入在任何連續6個月期間下降至低於根據優先財務文件及承付票據在相關期間之應付合計利息及其他支出之110%，而此情況在5個營業日之內並未得以更正或補救。

董事相信，承付票據之條款（作為出售之主要部份）乃公平合理，亦符合股東之整體利益。

租金擔保

出售之其中一項條款為賣方就該物業提供租金擔保。在完成時，賣方須以該等附屬公司及買方為受益人訂立租金擔保，並以此為依據而須(i)擔保由完成日期起計三年內（「擔保期間」）每年之租金淨額不可少於48,000,000港元；(ii)向作為業主之該等附屬公司支付一般每月管理費（不包括該等附屬公司可以暫停供應空調之空置單位（見下文之定義）各部份所攤分之任何空調費用），及該物業中並無出租協議且即將空置或在擔保期間內14日以上未獲佔用之任何可出租部份（「空置單位」）所應付之政府地租及差餉。根據租金擔保之條款，在擔保期間三年內每年實際收取之租金淨額實際超逾48,000,000港元之情況下，賣方有權收取該筆額外款項之30%。

董事相信，租金擔保之條款（作為出售之主要部份）乃公平合理，亦符合股東之整體利益。

賣方及Linkport集團之資料

賣方為本公司之一家全資附屬公司，乃一家在英屬處女群島註冊成立之公司，主要從事投資控股業務。Linkport乃一家在英屬處女群島註冊成立之公司，持有Gunnell之全部已發行股本及旋高之全部已發行之有投票權股份。

旋高乃一家在香港註冊成立之公司，而Gunnell乃一家在英屬處女群島註冊成立之公司，並根據香港公司法例第32章第XI部註冊為海外公司。旋高及Gunnell均以分權共有之方式為該物業之合法權益擁有人。

該物業之總建築樓面面積約共377,000平方呎，乃一幢29層高之工業／寫字樓物業，包括6層停車場。獨立估值師永利行評值顧問有限公司估計該物業於二零零五年十一月十五日之價值為772,000,000港元。該物業在截至二零零四年三月三十一日止年度之佔用率約為94%，而在截至二零零五年三月三十一日止年度之佔用率則約為97%。

Linkport集團截至二零零五年三月三十一日止年度之未經審核綜合除稅前及除稅後應佔溢利淨額均約為3,000,000港元，而Linkport集團截至二零零四年三月三十一日止年度之未經審核綜合除稅前及除稅後應佔溢利淨額分別約為4,000,000港元及3,000,000港元。

本集團之資料

本集團主要業務包括港口及其他基建項目之開發及投資、物業投資、庫務投資，以及（透過其附屬公司保華建業）樓宇建築、項目管理、產業管理及建材貿易。

出售所帶來之財務影響

以Linkport集團於二零零五年三月三十一日之概約638,000,000港元未經審核綜合資產淨值（未計入銀行按揭貸款負債及股東貸款負債）及約7,000,000港元支出為基準作計算，本公司預期截至二零零六年三月三十一日止年度可因出售而錄得收益約123,000,000港元，以上數據僅供說明用途。

進行出售之理由及出售所得款項用途

出售乃與本公司所公佈有關本集團專注在國內進行港口及基建項目開發之業務策略一致。本公司認為現時乃籌集財務資源之最佳時機，使其可把握在國內其他港口及基建業務投資機會。此亦為本公司以合理價格把投資套現之良機。出售所得之款項淨額將會保留作為本集團將來進行港口及基建項目投資之資金。

買賣協議之條款及據此擬進行之交易（包括以承付票據方式支付之遞延款項及簽訂租金擔保書）乃經賣方及買方按公平磋商後並以一般商業條款而達成。在此等情況下，董事認為買賣協議及據此擬進行之交易（包括以承付票據支付之遞延款項及簽訂租金擔保書）乃符合本公司之利益，而買賣協議之條款及據此擬進行之交易（包括以承付票據支付之遞延款項及簽訂租金擔保書）對股東而言乃公平合理。待出售之後，Linkport將不再為本公司之附屬公司，而本集團將會繼續經營其現行之主要業務（見上文所述）。

* 僅供識別

「獨立第三方」	指	就董事在作出一切合理查詢後所確知、得悉及相信，與本公司及其關連人士無關之獨立第三方（包括人士或公司）
「德祥企業」	指	德祥企業集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市，於本公佈發表日期實益擁有本公司約39.8%權益
「美國雷曼兄弟」	指	由Lehman Brothers Holding Inc.（其為一家在紐約證券交易所上市之環球投資銀行）成立作特定用途之公司
「出租協議」	指	有關該物業之任何出租、租賃、租約或特許使用協議
「Linkport」	指	Linkport Holdings Limited，一家在英屬處女群島註冊成立之有限公司，亦為旋高及Gunnell之控股公司
「Linkport集團」	指	Linkport、旋高及Gunnell
「上市規則」	指	聯交所證券上市規則
「最後截止日期」	指	二零零六年二月二十四日，或由賣方及買方以書面協定之較後日期
「流動資產淨值」	指	合計該物業所欠Linkport集團旗下一間成員公司之應收租金（於完成日期，此筆款項逾期未付不足90天）、由Linkport集團旗下一間成員公司於完成日期所預付予公用服務公司之款項及／或有關該物業之保險保費、政府地租及差餉及Linkport集團旗下各成員公司於完成日期所擁有之所有銀行現金存款減Linkport及該等附屬公司於完成日期當日之一切負債加撥備之總和（包括（但不限於）該等附屬公司就該等租約而持有之租務按金，但不包括股東貸款、任何應付該物業之承按人之款項及遞延稅務負債）；完成聲明內已呈列上述各項詳情
「租金淨額」	指	由任何承租人、租戶、特許使用人或佔用人在出租協議之整個有效期間內，根據出租協議應向該等附屬公司（作為業主、特許使用權授出人或其他身份之人士）支付之一切租金、特許使用費及任何其他款項之總額，惟不包括任何差餉、政府地租、管理費或維修費及其他費用或支出
「保華建業」	指	保華建業集團有限公司，一家在百慕達註冊成立之有限公司，其股份在聯交所上市，亦為一家本公司擁有64.8%權益之附屬公司
「中國」	指	中華人民共和國
「承付票據」	指	將由該等附屬公司在完成時發行予賣方，面值為117,000,000港元之承付票據
「該物業」	指	在土地登記處登記為觀塘內地段734號之整幅土地，連同座落該幅土地上之通訊及樓宇（現稱為香港九龍觀塘鴻圖道51號保華企業中心
「買方」	指	Gain Resources Limited，一家在英屬處女群島註冊成立之公司，由美國雷曼兄弟、資本策略及保華建業分別實際擁有其50%、25%及25%權益
「剩餘股東貸款」	指	緊接完成前之股東貸款餘額減將以承付票據支付之117,000,000港元
「租金擔保」	指	將由賣方在完成後隨即作出，並以該等附屬公司及買方作為受益人之租金擔保。賣方擔保該物業之租金收入，而賣方亦據此可分享若干額外的租金收入
「銷售股份」	指	Linkport已發行股本中每股面值1.00美元之1股股份，亦即Linkport之全部已發行股本
「賣方」	指	PYI Properties Group Limited（前稱Paul Y. Properties Group Limited），一家在英屬處女群島成立之有限公司並由本公司全資擁有
「優先貸款」	指	將由買方安排不超逾546,000,000港元之貸款，旨在向買方提供其根據買賣協議進行收購所需之款項及不時所需及現時尚未支付之款項
「優先貸款人」	指	優先貸款之貸款人，而在本公佈發表日期，預定為Lehman Brothers Pan Asian Investments Limited或其任何關聯公司
「優先財務文件」	指	有關優先貸款之貸款協議及／或提供貸款通知書
「股東特別大會」	指	本公司即將召開之股東特別大會，旨在批准買賣協議及據此擬進行之交易
「股份」	指	本公司股本中每股面值0.10港元之現有普通股
「股東」	指	股份持有人
「股東貸款」	指	本公司及／或該等附屬公司於完成當時所欠之貸款，而於二零零五年十一月十八日，尚未清償之股東貸款約為407,000,000港元
「聯交所」	指	香港聯合交易所有限公司
「該等附屬公司」	指	旋高及Gunnell
「買賣協議」	指	賣方及買方就出售而於二零零五年十一月二十三日訂立之有條件協議
「該等租約」	指	該等附屬公司在買賣協議訂立日期後，根據買賣協議之條款，按當時之市場租值訂立之各項租約，以及在文意許可或規定下之任何一項或以上之有關租約，及其他租期（包括任何優先續約權利）不超過三年之租約
「%」	指	百份比

承董事局命
保華集團有限公司
副主席兼董事總經理
劉高原

香港，二零零五年十一月二十四日

於本公佈發表日期，本公司之董事局成員如下：

周明權博士：主席（獨立非執行董事）
劉高原先生：副主席及董事總經理
陳國強博士：非執行董事
郭少強先生：獨立非執行董事
陳樹堅先生：獨立非執行董事

各董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本公佈內表達之見解乃經仔細周詳考慮後始行作出，且本公佈並無遺漏任何其他事實，致使本公佈所載任何聲明有誤導成份。